FILED PURSUANT TO RULE 424(B)(5)
                                                    FILE NO. 33-53413

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 17, 1997)

                                  $720,000,000

                                                                        [LOGO]

                             FORT JAMES CORPORATION
                   $100,000,000 6 1/2% SENIOR NOTES DUE 2002

                   $320,000,000 6 5/8% SENIOR NOTES DUE 2004

                   $300,000,000 6 7/8% SENIOR NOTES DUE 2007

                            ------------------------

     The 6 1/2% Senior Notes due 2002 (the "2002 Notes"), the 6 5/8% Senior Notes due 2004 (the "2004 Notes") and the 6 7/8% Senior Notes due 2007 (the "2007 Notes" and together with the 2002 Notes and the 2004 Notes, the "Notes") are being offered by Fort James Corporation (formerly named James River Corporation of Virginia) ("Fort James" or the "Company"). Interest on the Notes will be payable semiannually in arrears on March 15 and September 15 of each year, beginning March 15, 1998. The 2002 Notes are not redeemable prior to maturity. The 2004 Notes and the 2007 Notes may be redeemed at any time at the option of the Company, in whole or in part, at the redemption prices set forth herein. See "Description of Notes" herein and "Description of Debt Securities" in the accompanying Prospectus.

     The Notes will be senior unsecured obligations of the Company and will rank equally with all other existing and future senior unsecured and unsubordinated indebtedness of the Company. At June 29, 1997, on a pro forma basis giving effect to the Debt Refinancing Plan (as defined herein), including the offering of the Notes hereby, the Company would have had approximately $3.8 billion of senior unsecured indebtedness, including $1.8 billion of indebtedness under the Company's New Credit Facility (as defined herein).

     The Company is a holding company and therefore the Notes will be effectively subordinated to all liabilities (including trade payables) of the Company's subsidiaries. See "The Debt Refinancing Plan -- The New Credit Facility."

     Each series of the Notes will be issued in book-entry form and represented by one or more global notes (a "Global Note") in fully registered form, without coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depositary Trust Company ("DTC") in New York, New York, as Depositary for the accounts of its participants. Beneficial interests in the Global Notes will be represented, and transfers thereof will be effected, only through book-entry accounts maintained by DTC and its direct or indirect participants. Initial settlement for the Notes will be made in immediately available funds and secondary market trading activity in beneficial interests therein will therefore settle in such funds. Except in limited circumstances, definitive Notes will not be issued in exchange for beneficial interests in the Global Notes. See "Description of Notes -- Book-Entry, Delivery and Form."

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                         PRICE TO        UNDERWRITING        PROCEEDS TO
                                        PUBLIC (1)       DISCOUNT (2)      COMPANY (1) (3)
Per 2002 Note.......................     99.878%             .60%              99.278%
Total...............................   $99,878,000         $600,000          $99,278,000
Per 2004 Note.......................     99.499%            .625%              98.874%
Total...............................   $318,396,800       $2,000,000         $316,396,800
Per 2007 Note.......................     99.975%             .65%              99.325%
Total...............................   $299,925,000       $1,950,000         $297,975,000

(1) Plus accrued interest, if any, from the date of issuance.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $1,055,000.

                            ------------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the several Underwriters, subject to approval of certain legal matters by counsel for the several Underwriters and certain other conditions. The several Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC in New York, New York, against payment therefor in immediately available funds on or about September 29, 1997.
                            ------------------------

MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                                                            SALOMON BROTHERS INC
                            ------------------------

         The date of this Prospectus Supplement is September 24, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THOSE ACTIVITIES, SEE "UNDERWRITING."

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, the accompanying Prospectus, and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on management's beliefs and assumptions, relying on information currently available to management, and are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth (1) under "The Company," "Business Initiatives," and "Selected Supplemental and Unaudited Pro Forma Consolidated Financial and Other Data" herein, (2) under "Summary" and "The Proposed Merger" in the Joint Proxy Statement-Prospectus of James River Corporation of Virginia ("James River") and Fort Howard Corporation, a Delaware corporation ("Fort Howard"), dated June 26, 1997, (the "Joint Proxy Statement") filed as an Exhibit to James River's Current Report on Form 8-K dated July 2, 1997, (3) under "Business" and "Management's Discussion and Analysis" in each Annual Report on Form 10-K and Quarterly Report on Form 10-Q and Current Report on Form 8-K including the Supplemental Management's Discussion and Analysis incorporated by reference into this document and (4) in this document and the documents incorporated by reference herein preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance as they involve risks, uncertainties and assumptions. The future results of the Company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. Purchasers of the Notes are cautioned not to put undue reliance on any forward-looking statements. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     Purchasers of the Notes should understand that the following important factors, in addition to those discussed herein and the accompanying Prospectus and elsewhere in the documents which are incorporated by reference herein, could affect the future results of Fort James and could cause results to differ materially from those expressed in such forward-looking statements: (1) the effect of economic conditions; (2) the ability of Fort James and Fort Howard to successfully integrate their operations; (3) the impact of competitive products and pricing; (4) product development; (5) changes in laws and regulations, including changes in accounting standards and environmental regulations affecting the paper and pulp industry; (6) customer demand; (7) changes in raw material, energy and other costs; and (8) opportunities that may be presented to and pursued by Fort James.

                                  THE COMPANY

     Fort James is a preeminent worldwide manufacturer and marketer of consumer products, including towel and tissue and disposable food and beverage service products, as well as packaging and communications paper products. Fort James is a combination of James River and Fort Howard, following the merger of a wholly-owned subsidiary of James River into Fort Howard in August 1997 (the "Merger"). In connection with the Merger, James River was renamed "Fort James Corporation." In North America, the Company is currently the largest tissue producer with approximately 30% of North American tissue capacity. In addition, the Company has a substantial global presence with roughly 18% of European tissue capacity.

     The Merger has combined two leading consumer products companies that have complementary strengths. Fort Howard has demonstrated leadership in commercial products and produces primarily recycled fiber-based products. One of the lowest cost producers in the tissue industry, Fort Howard has strong manufacturing capabilities, a proprietary deinking technology and facilities and distribution focused primarily on the mid-western and eastern regions of the United States. James River, a leader in consumer products, has strong marketing skills, demonstrated strength in new product development, and facilities and distribution focused primarily across the United States and in Europe.

     Fort James believes that the combination of Fort Howard's low cost manufacturing capabilities and proprietary technology with James River's strong marketing capability, well-known brands, product innovation and global reach provides Fort James with a strong competitive position. In addition, Fort James has a balanced raw material base with approximately 45% of its total annual production capacity being virgin-based and 55% being wastepaper-based.

     Fort James' principal brands include QUILTED NORTHERN bathroom tissue, SOFT'N GENTLE bath and facial tissue, BRAWNY and SO-DRI paper towels, VANITY FAIR napkins, MARDI GRAS printed napkins and paper towels, GREEN FOREST recycled tissue paper products, DIXIE cups and plates in North America, and LOTUS, COLHOGAR and TENDERLY bath and facial tissue and towels in Europe. Fort James also manufactures and sells a full line of commercial (away-from-home) towel and tissue products.

     Fort James' principal place of business is located at 120 Tredgar Street, Richmond, Virginia 23219, telephone (804) 644-5411, and in early 1998 the Company's executive offices will be located at 1650 Lake Cook Road, Deerfield, Illinois 60015-4753.

                              BUSINESS INITIATIVES

     Fort James' near-term initiatives focus on three areas: leveraging top line revenue growth opportunities, pursuing aggressive cost reduction and achieving interest expense savings through debt reduction and refinancing.

LEVERAGING TOP LINE GROWTH OPPORTUNITIES

     The combination created by the Merger is expected to provide substantial top line growth opportunities in Fort James' primary target markets. Fort James has a larger base upon which to grow, greater critical mass and an improved geographic balance. Attractive opportunities exist in international markets, where the Company believes it can more quickly expand in the less developed, faster growing away-from-home channel, using Fort Howard's commercial expertise. Fort James plans to broaden its product offerings by providing a complete range of products, from value-end products historically produced by Fort Howard to near-premium to premium products historically produced by James River. Additionally, the Company has been successful over the last two years with new product offerings in both the United States and Europe.

     Prior to the Merger, Fort Howard had begun construction of a new world-class tissue machine and James River was pursuing incremental capacity growth through streamlined operations. Successful business development actions should allow Fort James to optimize this incremental tissue-making capacity as it becomes available.

AGGRESSIVE COST REDUCTION

     The Merger will enable Fort James to achieve significant cost reduction benefits. By combining complementary technologies, optimizing product manufacturing and logistics across combined systems, increasing purchasing efficiencies, eliminating redundant overhead costs, consolidating work forces where duplication exists and increasing product quality and productivity, Fort James expects to reduce expenses and increase efficiency. Fort James expects to realize cost savings estimated to be at a $150 million annual rate by the end of 1998, increasing to $200 million per year over time.

     In addition to the cost savings resulting from the combination of James River and Fort Howard operations, Fort James will continue the cost reduction program begun by James River in 1995. This program continues to deliver enhanced savings as it matures.

DEBT REDUCTION

     Fort James has made significant progress in reducing debt over the last two years and will use its excess cash flow to continue this strategy with an aggressive debt reduction program. For the year ended December 29, 1996, Fort James had operating cash flow in excess of $1 billion and generated EBITDA (earnings before extraordinary items, interest, income taxes, depreciation and amortization) of approximately $1.45 billion.

                           THE DEBT REFINANCING PLAN

     The offering made hereby is part of a plan, as described under "The New Credit Facility," "The Tender Offers," and "James River Senior Notes Repurchase" (the "Debt Refinancing Plan"), designed to refinance an aggregate of approximately $2.3 billion principal amount of debt of Fort James and Fort Howard. Assuming that Fort Howard purchases all of the Fort Howard Debt Securities in the Tender Offers (as such terms are defined below), the Debt Refinancing Plan is expected to result in a reduction in interest expense of approximately $50 million to $60 million annually. In addition to the Debt Refinancing Plan, as described below, Fort James recently converted all outstanding shares of a series of preferred stock into shares of common stock and has called for the redemption of another series of outstanding preferred stock. See "Preferred Stock Conversion and Redemption."

THE NEW CREDIT FACILITY

     At the time of the Merger, as the first step in the Debt Refinancing Plan, Fort James and Fort Howard entered into a new $2.5 billion bank credit facility (the "New Credit Facility") and borrowed $666 million thereunder to replace certain of the Fort James and Fort Howard pre-Merger bank credit facilities. The Company intends to use additional borrowings under the New Credit Facility, together with the net proceeds from the sale of the Notes offered hereby, to repurchase the Fort Howard Debt Securities pursuant to the Tender Offers and for general corporate purposes as described below. See "Use of Proceeds."

     The Company is a holding company and therefore the Notes will be effectively subordinated to all liabilities (including trade payables) of the Company's subsidiaries. At June 29, 1997, on a pro forma basis giving effect to the Debt Refinancing Plan and giving effect to Fort Howard's status as a co-obligor under the New Credit Facility, the Company's subsidiaries would have had approximately $2.4 billion of indebtedness, including $2.1 billion of indebtedness of Fort Howard, of which $1.8 billion would have represented obligations of Fort Howard as borrower or co-obligor under the New Credit Facility.

     As of the date hereof, Fort James and Fort Howard are co-obligors under the New Credit Facility and are jointly and severally liable for borrowings under the New Credit Facility until such time as (i) at least 75% in aggregate principal amount of the outstanding Fort Howard Debt Securities are repurchased or retired, (ii) any outstanding borrowings by Fort Howard under the New Credit Facility have been repaid and (iii) Fort Howard elects to cease to be a borrower thereunder. At such time, Fort Howard may be released as a co-obligor under the New Credit Facility. If Fort Howard repurchases at least 75% in aggregate principal amount of the outstanding Fort Howard Debt Securities in the Tender Offers, Fort James intends to cause Fort Howard's release as a co-obligor under the New Credit Facility. As of 5:00 p.m., New York City time, on September 19, 1997, Fort Howard had received tenders of Fort Howard Debt Securities and related consents representing at least 75% in aggregate principal amount of the outstanding Fort Howard Debt Securities. The Tender Offers expire at 12:00 midnight, New York City time, on October 3, 1997, unless extended. Fort Howard's obligation to purchase the Fort Howard Debt Securities pursuant to the Tender Offers is subject to the satisfaction of certain conditions. See " -- The Tender Offers."

     In the event that Fort Howard is released as a co-obligor under the New Credit Facility, then as of June 29, 1997, on a pro forma basis giving effect to the Debt Refinancing Plan, the indebtedness of Fort Howard would have decreased by $1.8 billion, and indebtedness of the Company's subsidiaries would have been approximately $600 million.

     The New Credit Facility is a five-year senior unsecured revolving credit facility providing for a maximum of $2.5 billion in borrowings outstanding at any time.

     Two borrowing options are available under the New Credit Facility, a competitive advance facility and a revolving credit facility. The competitive advance facility is provided on an uncommitted basis through an auction mechanism. The revolving credit facility is provided on a committed basis. Revolving credit loans denominated in certain offshore currencies of up to $300 million are available under the New Credit Facility.

     The interest rate applicable to dollar denominated revolving credit loans under the New Credit Facility is, at the Company's option, indexed to (i) the highest of several specified base rates or (ii) the adjusted London Interbank Offered Rate, plus an applicable spread (the "Adjusted LIBO Rate"). Multi-currency revolving loans generally bear interest at the Adjusted LIBO Rate. The New Credit Facility also provides for a facility fee on the $2.5 billion commitment. The spread for loans bearing interest at the Adjusted LIBO Rates, as well as the facility fee, will change moderately should the Company's debt ratings change. There is also an annual administration fee.

     The New Credit Facility generally limits the aggregate amount of new indebtedness incurred by subsidiaries and newly created liens on Fort James' or its subsidiaries' assets to 10% of Fort James' consolidated net tangible assets. Existing indebtedness and liens, up to $500 million of receivables financing, and certain other indebtedness and liens are excluded from the 10% limitation. The ability of the Company and its subsidiaries to incur debt is also limited by a requirement that the Company's ratio of total debt to EBITDA (as defined in the New Credit Facility) not exceed a specified limit.

     Under the New Credit Facility, Fort James and its subsidiaries generally are restricted from merging or consolidating with another entity (unless the transaction does not otherwise result in a default and Fort James or the subsidiary is the surviving entity) or engaging in certain other extraordinary transactions. In addition, in the event of a change of control of Fort James, the lenders could require repayment of all outstanding loans under the New Credit Facility.

THE TENDER OFFERS

     As the second step in the Debt Refinancing Plan, on September 8, 1997, Fort Howard commenced cash tender offers (the "Tender Offers") for approximately $1.47 billion of its outstanding public debt securities as follows: (i) $100.0 million of 8 1/4% Senior Notes due 2002 (the "8 1/4% Notes"), (ii) $450.0 million of 9 1/4% Senior Notes due 2001 (the "9 1/4% Notes"), (iii) $618.1 million of 9% Senior Subordinated Notes due 2006 (the "9% Notes") and (iv) $298.5 million of 10% Subordinated Notes due 2003 (the "10% Notes," and together with the 8 1/4% Notes, the 9 1/4% Notes, and the 9% Notes, the "Fort Howard Debt Securities").

     Concurrently with the Tender Offers, Fort Howard is soliciting consents (the "Consent Solicitations") to certain amendments to the indentures under which the Fort Howard Debt Securities were issued that would eliminate substantially all of the negative covenants contained in such indentures. As of September 19, 1997, Fort Howard received consents from holders representing at least a majority in aggregate principal amount of the Fort Howard Debt Securities and executed supplemental indentures reflecting the amendments. The amendments will become operative if and when Fort Howard purchases the Fort Howard Debt Securities upon completion of the Tender Offers.

     The completion of the Tender Offers is subject to a number of conditions, including that at least a majority in aggregate principal amount of each series of Fort Howard Debt Securities is tendered in the Tender Offers and that the offering made hereby is consummated. There can be no assurance, however, that all the conditions to the consummation of the Tender Offers will be satisfied and that the Tender Offers will be completed. Consummation of the Tender Offers is not a condition to the completion of this offering.

     The purpose of the Tender Offers is to reduce the Company's debt service requirements by refinancing the Fort Howard Debt Securities with lower cost debt. The purpose of the Consent Solicitations is to ensure that any non-tendered Fort Howard Debt Securities do not restrict Fort Howard's or Fort James' financial and operating flexibility in the future.

JAMES RIVER SENIOR NOTES REPURCHASE

     On August 13, 1997, prior to the effectiveness of the Merger, James River repurchased and retired all $200 million in aggregate principal amount of its 9.77% Senior Notes due 2014 (the "9.77% Notes") with proceeds from previous divestitures and excess cash from operations.

                   PREFERRED STOCK CONVERSION AND REDEMPTION

     On September 2, 1997, all outstanding shares of the Company's Series P 9% Cumulative Convertible Preferred Stock (the "Series P Preferred Stock") were converted into shares of Fort James common stock (the "Series P Conversion"). The conversion of the Series P Preferred Stock has reduced the Company's aggregate cash dividends by approximately $16.7 million per year and has increased the Company's common shareholders' equity base by approximately $287.5 million. On August 7, 1997, the Company called for the redemption of all outstanding shares of its Series O 8 1/4% Cumulative Preferred Stock (the "Series O Preferred Stock") at a redemption price of $25 per share, plus accrued dividends (the "Series O Redemption"). The Series O Preferred Stock is redeemable on October 1, 1997. The redemption price aggregating approximately $98.1 million will be funded with borrowings under the New Credit Facility. As a result of the Series O Redemption, the Company will reduce its preferred stock dividends by approximately $8.2 million per year by refinancing the Series O Preferred Stock with lower cost debt.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby, after payment of expenses related to the offering made hereby and underwriting discounts and commissions, are estimated to be approximately $712.6 million. The Company intends to use such net proceeds, together with a portion of the proceeds from borrowings under the New Credit Facility, to repurchase Fort Howard Debt Securities tendered in the Tender Offers. See "The Debt Refinancing Plan -- The Tender Offers" for the respective maturity dates and interest rates of the Fort Howard Debt Securities. If all Fort Howard Debt Securities were purchased in the Tender Offers and all of the net proceeds from the sale of the Notes offered hereby were applied to such purchases as of the date hereof, the Company estimates that an additional $900 million of borrowings under the New Credit Facility would have been required to complete the funding of such purchases (including assumed premiums). To the extent that the Company does not apply the net proceeds as set forth above, the Company intends to use the net proceeds for general corporate purposes, including without limitation, repayment or refinancing of other indebtedness, acquisitions in the ordinary course of business, working capital, capital expenditures and investments in and advances to subsidiaries of the Company. The precise amount and timing of the application of such net proceeds will depend on the funding requirements and the availability of other funds to the Company and its subsidiaries. Pending such application by the Company, such net proceeds may be temporarily invested in marketable securities or applied to the reduction of the Company's short-term indebtedness.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of Fort James (i) as of June 29, 1997, and (ii) as adjusted to give effect to the Debt Refinancing Plan, including the offering of the Notes and the application of the estimated net proceeds thereof.


                                                                             JUNE 29, 1997
                                                               ------------------------------------------
                                                                ACTUAL     ADJUSTMENTS (A)    AS ADJUSTED
                                                               --------    ---------------    -----------
                                                                             (IN MILLIONS)
CURRENT MATURITIES OF LONG-TERM DEBT:
  Total current maturities of long-term debt................   $  133.0       $    (0.9)       $   132.1

LONG-TERM DEBT:
  New Credit Facility.......................................                    1,840.7          1,840.7
  Revolving credit facilities...............................      447.0          (245.3)           201.7
  2002 Notes offered hereby.................................                      100.0            100.0
  2004 Notes offered hereby.................................                      320.0            320.0
  2007 Notes offered hereby.................................                      300.0            300.0
  Fort Howard term loans....................................      596.6          (596.6)
  James River notes and debentures..........................    1,375.1          (200.0)(b)      1,175.1
  Fort Howard 8 1/4% Notes..................................      100.0          (100.0)
  Fort Howard 9 1/4% Notes..................................      450.0          (450.0)
  Fort Howard 9% Notes......................................      618.1          (618.1)
  Fort Howard 10% Notes.....................................      298.5          (298.5)
  Revenue bonds.............................................      107.7                            107.7
  Capital lease obligations.................................      160.2                            160.2
  Other long-term debt......................................        3.2                              3.2
                                                               --------    ---------------    -----------
     Total debt.............................................    4,289.4            51.3          4,340.7
     Less current maturities of long-term debt..............      133.0            (0.9)           132.1
                                                               --------    ---------------    -----------
       Total long-term debt, net of current maturities......    4,156.4            52.2          4,208.6
                                                               --------    ---------------    -----------
MINORITY INTERESTS..........................................        6.3                              6.3
SHAREHOLDERS' EQUITY:
  Preferred stock:
  Series K..................................................      100.0                            100.0
  Series L..................................................      200.0                            200.0
  Series N..................................................       52.8                             52.8
  Series O..................................................       98.1                             98.1(c)
  Series P..................................................      287.5                            287.5(c)
                                                               --------    ---------------    -----------
       Total preferred stock................................      738.4                            738.4
  Common stock -- $.10 par value -- 191.4 million shares
     issued and outstanding.................................       19.1                             19.1
  Additional paid-in capital................................    2,460.5                          2,460.5
  Retained deficit..........................................   (2,224.1)         (137.8)        (2,361.9)
                                                               --------    ---------------    -----------
       Total shareholders' equity...........................      993.9          (137.8)           856.1
                                                               --------    ---------------    -----------
            Total capitalization............................   $5,289.6       $   (86.5)       $ 5,203.1
                                                               --------    ---------------    -----------
                                                               --------    ---------------    -----------

---------------

(a) Reflects the pro forma effects of the Debt Refinancing Plan as of June 29, 1997, including (i) the sale of the Notes offered hereby, (ii) borrowings under the New Credit Facility, (iii) the Tender Offers, including the payment of related premiums and assuming 100% of the Fort Howard Debt Securities are purchased, (iv) the repurchase of the 9.77% Notes, net of the application of excess cash, and (v) an extraordinary loss reflecting the early retirement of debt recorded to retained deficit. See "Selected Supplemental and Unaudited Pro Forma Consolidated Financial and Other Data." If only 75% in aggregate principal amount of the Fort Howard Debt Securities are purchased, borrowings under the New Credit Facility would be $1,443.4 million and the extraordinary loss adjustment to retained deficit would be $(115.0) million.

(b) Reflects the repurchase of the 9.77% Notes.

(c) Does not give effect to the Series P Conversion or the Series O Redemption. If the Series P Conversion had occurred on June 29, 1997, Series P Preferred Stock would have been reduced to zero and common stock par value and additional paid-in capital would have increased by $1.5 million and $286.0 million, respectively. Common stock issued and outstanding also would have increased by 15.3 million shares. If the Series O Redemption had occurred on June 29, 1997, Series O Preferred Stock would have been reduced to zero and the New Credit Facility borrowings would have increased by $98.1 million.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

                                                                          FISCAL YEAR ENDED
                                           -------------------------------------------------------------------------------
                                                                                                                   PRO
                                                                                                                 FORMA(1)
                                                                                                                ----------
                                             12/27/92        12/26/93      12/25/94     12/31/95    12/29/96     12/29/96
                                           ------------    ------------    ---------    --------    --------    ----------
Ratio of Earnings to Fixed Charges
  (unaudited) (2).......................      -- (3)(4)       -- (3)(5)      -- (3)       1.45x       2.06x         2.40x

                                             SIX MONTHS ENDED
                                          ----------------------
                                                         PRO
                                                       FORMA(1)
                                                      ----------
                                          6/29/97      6/29/97
                                          --------    ----------
Ratio of Earnings to Fixed Charges
  (unaudited) (2).......................    2.92x         3.38x

---------------

(1) The pro forma ratios of earnings to fixed charges for the year ended December 29, 1996, and the six months ended June 29, 1997, give effect to the Debt Refinancing Plan as if it had occurred on January 1, 1996.

(2) In computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary items, the cumulative effect of changes in accounting principles, minority interests, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, and that portion of rental expense (one-third) deemed representative of the interest factor. Earnings and fixed charges also include the Company's proportionate share of such amounts for unconsolidated affiliates which are owned 50% or more and distributed income from less than 50% owned affiliates.

(3) For the years ended December 27, 1992, December 26, 1993, and December 25, 1994, earnings were inadequate to cover fixed charges; the amounts of the deficiencies of earnings compared to fixed charges were $276.4 million, $2,056.0 million, and $84.0 million for 1992, 1993 and 1994, respectively.

(4) Includes a $112 million pretax restructuring charge related to a productivity enhancement program.

(5) Includes a pretax charge of $1.98 billion related to the write-off of goodwill.

      SELECTED SUPPLEMENTAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                                 AND OTHER DATA

     The following sets forth selected supplemental and unaudited pro forma consolidated financial and other data for Fort James for the dates and periods indicated. The selected supplemental consolidated balance sheet data as of December 29, 1996, and December 31, 1995, and the supplemental statements of operations data, per share data and other data for each of the three years in the period ended December 29, 1996, have been derived from, and should be read in conjunction with, the Company's audited supplemental consolidated financial statements incorporated by reference herein. The selected supplemental consolidated financial and other data as of June 29, 1997, and for the 26-week periods ended June 29, 1997, and June 30, 1996, have been derived from the Company's unaudited interim supplemental consolidated financial statements incorporated by reference herein. The balance sheet data as of December 25, 1994, and June 30, 1996, have been derived from the Company's unaudited financial statements not included elsewhere herein. The unaudited interim supplemental consolidated financial statements have been prepared on the same basis as the audited supplemental consolidated financial statements incorporated by reference herein, and in the opinion of management reflect all adjustments necessary to fairly state results of operations and cash flows for such periods. Such adjustments are of a normal recurring nature. Results of operations for the six months ended June 29, 1997, are not necessarily indicative of the results for the full year.

     The supplemental consolidated financial statements give retroactive effect to the Merger in a transaction accounted for as a pooling of interests. The pooling of interests method of accounting requires the restatement of all periods presented as if Fort Howard and James River had always been combined. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of the Company and its subsidiaries after financial statements covering the date of consummation of the business combination are issued. All fees and transaction expenses related to the Merger and the restructuring of the combined companies will be expensed as required under the pooling of interests accounting method. These expenses have not been reflected in the supplemental consolidated statements of operations. However, the majority of these expenses will be reflected in the consolidated statements of operations of the Company in the third and fourth quarters of 1997. The Company estimates that transaction costs associated with the Merger will be approximately $50 million to $60 million. The range of restructuring charges cannot be reasonably estimated until an analysis of the newly combined operations is complete and a detailed restructuring plan is developed.

     The selected unaudited pro forma consolidated financial and other data for the year ended December 29, 1996, and as of and for the six months ended June 29, 1997, give effect to the Debt Refinancing Plan, including (i) the sale of the Notes offered herein; (ii) borrowings under the New Credit Facility; (iii) the Tender Offers; and (iv) the 9.77% Notes repurchase. The unaudited pro forma consolidated statements of operations data, per share data, and other data give effect to the Debt Refinancing Plan as if it had occurred at the beginning of 1996. The unaudited pro forma consolidated balance sheet data give effect to the Debt Refinancing Plan as if it had occurred on June 29, 1997. The unaudited pro forma consolidated financial and other data presented is not necessarily indicative of actual results that would have been achieved had the above transactions been completed on the dates assumed and does not purport to project the Company's financial position at any future date or its results of operations for any future period.

     The following selected supplemental and unaudited pro forma consolidated financial and other data should be read in conjunction with the supplemental consolidated financial statements of Fort James included in its Current Report on Form 8-K dated August 13, 1997 (filed on August 27, 1997). See "Incorporation of Certain Documents by Reference" and "Available Information" in the accompanying Prospectus.

                    FORT JAMES AND CONSOLIDATED SUBSIDIARIES
        SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OTHER DATA AND
       SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
                (IN MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)

                                                   FISCAL YEAR                                            SIX MONTHS
                              ------------------------------------------------------         ------------------------------------
                                                                            PRO                                        PRO
                                                                          FORMA(A)                                   FORMA(A)
                                                                        ------------                               ------------
                              1994(B)       1995(C)       1996(D)           1996               1996        1997        1997
                              --------      --------      --------      ------------         --------    --------  ------------
STATEMENT OF OPERATIONS DATA:
  Net sales...............    $7,103.7      $8,887.9      $7,707.1        $7,707.1           $3,995.6    $3,672.1    $3,672.1
  Income from
    operations (e)........       423.8         783.4         909.3           909.3              414.1       594.4       594.4
  Interest expense........       523.3         536.3         424.4           357.3(f)(j)        225.1       190.3       161.7(f)(j)
  Income (loss) before
    extraordinary item....       (55.1)        159.9         328.0(g)        369.0(g)           114.3       246.9       264.4
  Net income (loss).......       (83.3)(h)     141.1(h)      319.9(h)          n/a              111.0(h)    245.0(h)      n/a
  Preferred dividend
    requirements..........        45.8          58.5          58.5            58.5(j)            29.3        16.3        16.3(j)
  Weighted average number
    of common shares and
    common share
    equivalents...........       134.1         164.1         183.4           183.4              177.1       206.8       206.8
PER SHARE DATA:
  Income (loss) before
    extraordinary item
    (e)...................    $   (.75)     $    .62(i)   $   1.47(g)(i)   $   1.69(f)(g)(i)(j) $ .48    $   1.12    $   1.20(f)(j)
  Net income (loss).......        (.96)(h)       .50(h)(i)    1.43(h)(i)        n/a               .46(h)     1.11(h)      n/a
  Cash dividends..........         .60           .60           .60             .60                .30         .30         .30
BALANCE SHEET DATA:
  Total assets............    $9,605.2      $8,911.3      $8,156.9             n/a           $8,584.6    $8,083.1    $7,908.9
  Long-term debt..........     5,857.6       5,406.3       4,305.3             n/a            4,893.5     4,156.4     4,208.6(j)
  Preferred stock.........       740.3         740.3         738.4             n/a              740.3       738.4       738.4(j)
  Common shareholders'
    equity (deficit)......      (727.1)       (324.5)        113.1             n/a              (85.5)      255.5       117.7(j)
OTHER DATA:
  EBITDA (k)..............    $  963.5      $1,410.7      $1,449.0        $1,449.0           $  687.6    $  857.9    $  857.9
  Capital spending........       435.3         488.5         499.5           499.5              210.1       178.1       178.1
  Depreciation and
    amortization..........       509.8         586.7         525.6           525.6              268.6       253.1       253.1
  Ratio of earnings to
    fixed charges.........          --(l)       1.45x         2.06x           2.40x              1.80x       2.92x       3.38x
  Ratio of EBITDA to
    interest expense......        1.84x         2.63x         3.41x           4.06x              3.05x       4.51x       5.31x

---------------

(a) Includes the pro forma effect of the Debt Refinancing Plan including (i) the sale of $100 million aggregate principal amount of the 2002 Notes offered hereby at an assumed interest rate of 6.53%, $320 million aggregate principal amount of the 2004 Notes offered hereby at an assumed interest rate of 6.72%, and $300 million aggregate principal amount of the 2007 Notes offered hereby at an assumed interest rate of 6.88%, and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) borrowings under the New Credit Facility at an assumed interest rate of 6.225%, (iii) the Tender Offers, including the payment of related premiums and assuming 100% of the Fort Howard Debt Securities are purchased, and (iv) the repurchase of the 9.77% Notes, net of the application of excess cash. The pro forma effects include a decrease in interest expense of $67.1 million ($41.0 million after taxes, or $.22 per share) and $28.6 million ($17.5 million after taxes, or $.08 per share) for the year ended December 29, 1996, and the six months ended June 29, 1997, respectively. The pro forma balance sheet data reflect the following pro forma effects as of June 29, 1997: (i) a decrease in total assets of $174.2 million, primarily related to the use of excess cash to pay down debt, (ii) an increase in long-term debt of $52.2 million reflecting the refinancing of debt and the related premium payments, net of the application of excess cash to pay down debt, and (iii) an extraordinary loss related to the early retirement of debt of $137.8 million (net of income tax benefit of $87.7 million) recorded to common shareholders' equity. The pro forma effect of any extraordinary loss related to the early retirement of debt pursuant to the Debt Refinancing Plan has not been reflected in the pro forma statement of operations data, per share data, and other data for the year ended December 29, 1996. If the Debt Refinancing Plan had occurred at the beginning of 1996, the extraordinary loss would have been $158.9 million (net of income tax benefit of $101.2 million) or $(.87) per share.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(b) In 1994, Fort James increased its ownership interest in Jamont N.V. from 43% to 86%. Jamont N.V., which had annual net sales of approximately $1.6 billion in 1995, was consolidated beginning in July 1994; prior to that time, it was accounted for using the equity method of accounting.

(c) In August 1995, Fort James completed the spin-off of Crown Vantage Inc. which had annual net sales of approximately $1 billion.

(d) In August 1996, Fort James completed the sale of its Flexible Packaging group which had annual net sales of approximately $450 million.

(e) Includes pretax restructure, severance and other charges of $9.6 million in 1994, $51.9 million in 1995 and $10.7 million in 1996, including $30.4 million in the first six months. The after tax impact of these charges on earnings per share was $.05 in 1994, $.19 in 1995 and $.07 in 1996, including $.11 in the first six months. The first six months of 1997 included pretax severance and other income of $57.7 million (or $.17 per share).

(f) If only 75% in aggregate principal amount of the Fort Howard Debt Securities are purchased, pro forma interest expense would be $367.6 million and $166.9 million and pro forma income before extraordinary item per share would be $1.66 and $1.18 for the year ended December 29, 1996, and the six months ended June 29, 1997, respectively.

(g) Includes a credit of $36 million (or $.20 per share) for the reversal of previously accrued income taxes related to 1988 financing transactions.

(h) Includes after tax extraordinary losses related to the early retirement of debt.

(i) In 1995 and 1996, the Company issued 34.7 million and 14.5 million shares of common stock, respectively. Net proceeds of the offerings of $284 million in 1995 and $204 million in 1996 were used to reduce debt.

(j) The pro forma financial and other data as of June 29, 1997, for the year ended December 29, 1996, and for the six months ended June 29, 1997, do not give effect to the Series P Conversion or the Series O Redemption. If such transactions had occurred at the beginning of 1996, preferred dividends would have decreased by $34.1 million and $16.9 million, interest expense would have increased by $6.2 million and $3.1 million, income before extraordinary item per share would have increased by $.04 and $.01, and common stock dividends would have increased by $9.2 million and $4.6 million, respectively, for the year ended December 29, 1996, and for the six months ended June 29, 1997. If the Series P Conversion had occurred on June 29, 1997, preferred stock would have been reduced and common shareholders' equity would have increased by $287.5 million. Common stock issued and outstanding also would have increased by 15.3 million shares. If the Series O Redemption had occurred on June 29, 1997, preferred stock would have been reduced and the New Credit Facility borrowings would have increased by $98.1 million.

(k) EBITDA is defined as earnings before extraordinary items, interest, income taxes, depreciation and amortization. Fort James believes that EBITDA is a measure commonly used by analysts and investors. Accordingly, this information has been disclosed herein to permit a more complete analysis of operating performance. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flow data prepared in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA does not take into account debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.

(l) For the year ended December 25, 1994, earnings were inadequate to cover fixed charges by $84.0 million.

                              DESCRIPTION OF NOTES

     The 2002 Notes, 2004 Notes and 2007 Notes offered hereby constitute separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture, as amended or supplemented (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the TIA for a statement thereof. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus and the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain defined terms used below and not otherwise defined below. Copies of the Indenture and the Notes are available for inspection at the office of the Trustee located at 101 Barclay Street, 21st Floor, Corporate Trust Office, New York, New York, 10286. As used in this section "Description of Notes," the "Company" refers to Fort James Corporation, exclusive of its subsidiaries.

GENERAL

     The 2002 Notes will be limited to $100 million aggregate principal amount, the 2004 Notes will be limited to $320 million aggregate principal amount, and the 2007 Notes will be limited to $300 million aggregate principal amount. The Notes will be senior unsecured obligations of the Company and rank equally with all other existing and future senior unsecured and unsubordinated indebtedness of the Company. At June 29, 1997, on a pro forma basis giving effect to the Debt Refinancing Plan, the Company would have had approximately $3.8 billion of senior unsecured indebtedness, including $1.8 billion of indebtedness under the New Credit Facility.

     The Company is a holding company and therefore the Notes will be effectively subordinated to all liabilities (including trade payables) of the Company's subsidiaries. At June 29, 1997, on a pro forma basis giving effect to the Debt Refinancing Plan and giving effect to Fort Howard's status as a co-obligor under the New Credit Facility, the Company's subsidiaries would have had approximately $2.4 billion of indebtedness, including $2.1 billion of indebtedness of Fort Howard, of which $1.8 billion would have represented obligations of Fort Howard as borrower or co-obligor under the New Credit Facility.

     As of the date hereof, Fort James and Fort Howard are co-obligors under the New Credit Facility and are jointly and severally liable for borrowings under the New Credit Facility until such time as (i) at least 75% in aggregate principal amount of the outstanding Fort Howard Debt Securities are repurchased or retired, (ii) any outstanding borrowings by Fort Howard under the New Credit Facility have been repaid and (iii) Fort Howard elects to cease to be a borrower thereunder. At such time, Fort Howard may be released as a co-obligor under the New Credit Facility. If Fort Howard repurchases at least 75% in aggregate principal amount of the outstanding Fort Howard Debt Securities in the Tender Offers, Fort James intends to cause Fort Howard's release as a co-obligor under the New Credit Facility. As of 5:00 p.m., New York City time, on September 19, 1997, Fort Howard had received tenders of Fort Howard Debt Securities and related consents representing at least 75% in aggregate principal amount of the outstanding Fort Howard Debt Securities. The Tender Offers expire at 12:00 midnight, New York City time, on October 3, 1997, unless extended. Fort Howard's obligation to purchase the Fort Howard Debt Securities pursuant to the Tender Offers is subject to the satisfaction of certain conditions. See " -- The Tender Offers."

     In the event that Fort Howard is released as a co-obligor under the New Credit Facility, then as of June 29, 1997, on a pro forma basis giving effect to the Debt Refinancing Plan, the indebtedness of Fort Howard would have decreased by $1.8 billion, and indebtedness of the Company's subsidiaries would have been approximately $600 million.

     Subject to the limitations set forth in the Notes as described under the section "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus, the Indenture will permit the Company and its Subsidiaries to incur additional secured and unsecured indebtedness.

     The Notes will be issued only in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under " -- Book-Entry, Delivery and Form." The Notes may be transferred or exchanged without any service charge at the corporate trust office of the Trustee in the City of New York, or at any other office or agency maintained by the Company for such purpose.

     Reference is made to the section entitled "Description of Debt Securities" in the accompanying Prospectus for a description of the covenants applicable to the Notes. Compliance with such covenants generally may not be waived by the Trustee unless the holders of at least a majority in aggregate principal amount of all outstanding Notes consent to such waiver; provided, however, that the Company need not comply with such covenants in the event it elects to comply with the defeasance or covenant defeasance provisions of the Indenture described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus.

     Except as described under "Description of Debt Securities -- Consolidation, Merger, Conveyance or Transfer of Assets" in the accompanying Prospectus, the Indenture does not contain any other provisions that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company, (ii) a change of control or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities -- Consolidation, Merger, Conveyance or Transfer of Assets" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes.

INTEREST RATE AND MATURITY

     The 2002 Notes will bear interest at the rate of 6 1/2% per annum, the 2004 Notes will bear interest at the rate of 6 5/8% per annum and the 2007 Notes will bear interest at the rate of 6 7/8% per annum, in each case from September 29, 1997, or from the most recent interest payment date to which interest has been paid or duly provided for, payable semiannually on March 15 and September 15, commencing March 15, 1998 (each an "Interest Payment Date"), to the persons in whose names the Notes are registered at the close of business on March 1 and September 1, as the case may be, preceding such Interest Payment Date. Principal of and interest on the Notes will be payable at the office or agency of the Company maintained for such purposes in the City of New York; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the security register.

     The 2002 Notes will mature on September 15, 2002, the 2004 Notes will mature on September 15, 2004, and the 2007 Notes will mature on September 15, 2007. The Notes will not have the benefit of any sinking fund.

REDEMPTION

     The 2002 Notes are not redeemable prior to maturity. Each of the 2004 Notes and the 2007 Notes (together, the "Redeemable Notes") may be redeemed at any time at the option of the Company, in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice to the Holders thereof as provided in the Indenture, on any date prior to maturity (the "Redemption Date") at a price (the "Redemption Price") equal to (i) 100% of the principal amount of the applicable series of Redeemable Notes, plus (ii) accrued interest to the Redemption Date (subject to the right of Holders of record of such Redeemable Notes on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) plus (iii) a Make-Whole Premium (as defined herein), if any. In no event will the Redemption Price of the 2004 Notes or the 2007 Notes be less than 100% of the principal amount of the 2004 Notes or the 2007 Notes, respectively, plus accrued interest to the applicable Redemption Date.

     The amount of the "Make-Whole Premium," with respect to any 2004 Note or 2007 Note, as the case may be, (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (i) the sum of the present values, calculated as of the applicable Redemption Date, of:

             (A) each interest payment that, but for such redemption, would have been payable on any such Redeemable Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

             (B) the principal amount that, but for such redemption, would have been payable at the final maturity of any such Redeemable Note (or portion thereof) being redeemed;

          over

          (ii) the principal amount of such Redeemable Note (or portion thereof) being redeemed.

     The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the applicable Redemption Date at a discount rate equal to the applicable Treasury Yield (as defined herein) plus 10 basis points for the 2004 Notes or the applicable Treasury Yield plus 15 basis points for the 2007 Notes.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Merrill Lynch, Pierce, Fenner & Smith Incorporated or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium with respect to any Redeemable Note, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury securities that have a constant maturity that corresponds to the remaining term to maturity of the 2004 Notes or the 2007 Notes, as the case may be, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

     The weekly average yields to maturity of United States Treasury securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield to maturity for United States Treasury securities having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield to maturity. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields to maturity on the United States Treasury securities that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury securities that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields to maturity as calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields to maturity for United States Treasury securities are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of the Redeemable Notes of a series are to be redeemed, the Trustee will select the Redeemable Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Redeemable Notes and portions of Redeemable Notes in amounts of whole multiples of $1,000.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, each series of the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, DTC (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the applicable Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

     So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form ("Certificated Notes"), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

     Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to, or at the direction of, the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or for immediately crediting the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that the Depositary is unwilling, unable or ineligible to act as a depositary and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in certificated form under the Indenture, or (iii) any Event of Default has occurred or is continuing, then, upon surrender by the Depositary of the applicable Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by such Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Direct Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. Payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such Notes. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), severally, and each of the Underwriters has severally agreed to purchase, the respective principal amounts of each series of Notes set forth opposite its name below, at the respective public offering prices set forth on the cover page of this Prospectus Supplement, less the applicable underwriting discounts:


                                                                PRINCIPAL AMOUNT OF    PRINCIPAL AMOUNT OF    PRINCIPAL AMOUNT OF
            UNDERWRITER                                             2002 NOTES             2004 NOTES             2007 NOTES
                                                                -------------------    -------------------    -------------------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.....................................      $     33,334,000       $    106,668,000       $    100,000,000
Morgan Stanley & Co. Incorporated............................            33,333,000            106,666,000            100,000,000
Salomon Brothers Inc  .......................................            33,333,000            106,666,000            100,000,000
                                                                -------------------    -------------------    -------------------
            Total............................................      $    100,000,000       $    320,000,000       $    300,000,000
                                                                -------------------    -------------------    -------------------
                                                                -------------------    -------------------    -------------------

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the delivery of certain legal opinions by their counsel. The Company has agreed in the Underwriting Agreement to indemnify the Underwriters and their controlling persons against certain liabilities in connection with the offer and sale of the Notes, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase all of the Notes if any of the Notes are purchased by them.

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of .35%, .375%, and .40% of the principal amounts of the 2002 Notes, the 2004 Notes and the 2007 Notes, respectively. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other brokers and dealers. After the initial public offering, the public offering prices, concession and discount may be changed.

     The Notes are a new issue of securities with no established trading market. The Company does not intend to list the Notes on any securities exchange. The Company has been advised by the Underwriters that, following the completion of this offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters, however, are under no obligation to do so and may discontinue any market-making activities at any time without notice and at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of any trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the prices of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes.

     If the Underwriters create a short position in the Notes in connection with this offering (i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market.

     The Underwriters may also impose a penalty bid on selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the selling group members who sold those Notes as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment banking and financial advisory services for the Company, for which they have received usual and customary fees. Morgan Stanley & Co. Incorporated ("MS&Co.") acted as financial advisor to Fort Howard in connection with the Merger and is acting as Dealer Manager and Consent Solicitation Agent in connection with the Tender Offers. In addition, Morgan Stanley, Dean Witter, Discover & Co. ("Morgan Stanley"), of which MS&Co. is a wholly-owned subsidiary, owns approximately 5% of the outstanding common stock of the Company.

     In connection with the Merger, Morgan Stanley and certain of its subsidiaries (collectively, the "Director Nominating Stockholders") entered into a stockholders agreement with the Company (the "Stockholders Agreement") providing for the appointment of four individuals specified in the Merger Agreement as members of the Fort James Board of Directors immediately following the effective time of the Merger and granting the Director Nominating Stockholders the right to nominate for election at subsequent annual or special meetings up to two members. Under the Stockholders Agreement, so long as the Director Nominating Stockholders and their affiliates (other than MS&Co.) continue to own at least five million shares of Fort James common stock issued to them in the Merger (including as a result of certain specified transfers to such stockholders), Morgan Stanley will be entitled to nominate two individuals for election as Fort James directors. Further, until such time as the Director Nominating Stockholders and their affiliates (other than MS&Co.) no longer hold two million shares of Fort James common stock issued to them in the Merger (including as a result of certain specified transfers), Morgan Stanley will be entitled to nominate one director. The five million and two million share thresholds described above will be appropriately adjusted in the event of any stock dividend, stock split, reclassification or similar change with respect to the Fort James common stock.

     The four individuals specified in the Merger Agreement who became directors of the Company immediately following the effective date of the Merger are Michael T. Riordan, Dr. James L. Burke, Robert H. Niehaus and Frank V. Sica. Messrs. Niehaus and Sica are officers of MS&Co.

                                 LEGAL MATTERS

     Certain legal matters relating to the issuance, sale and validity of the Notes offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. Certain legal matters relating to the offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Anne M. Whittemore, a director of the Company, is a partner of McGuire, Woods, Battle & Boothe, L.L.P. Lawyers of such firm who have performed services in connection with the offering made hereby own an aggregate of approximately 20,000 shares of the Fort James common stock. Shearman & Sterling has represented Fort Howard in various matters, including in connection with the Merger.

                                    EXPERTS

     The consolidated balance sheets of James River and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 29, 1996, included in James River's 1996 Annual Report on Form 10-K, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein, and incorporated by reference herein. The supplemental consolidated balance sheets of the Company as of December 29, 1996, and December 31, 1995, and the supplemental consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 29, 1996, contained in the Company's Current Report on Form 8-K dated August 13, 1997 (filed on August 27, 1997), have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements and supplemental consolidated financial statements have been incorporated herein by reference in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets of Fort Howard and subsidiaries as of December 31, 1996 and December 31, 1995, and the related consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 31, 1996, included in the Company's Current Report on Form 8-K dated August 13, 1997 (filed on August 25, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                                                        [LOGO]

                             FORT JAMES CORPORATION
                                DEBT SECURITIES

     Fort James Corporation, a Virginia corporation ("Fort James" or the "Company") may offer from time to time its debt securities consisting of debentures, notes and/or other evidences of indebtedness (the "Debt Securities"), from which the Company will receive proceeds of up to $600,000,000 (or the equivalent in foreign denominated currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Company at the time of offering). The Debt Securities may be offered in one or more series, in amounts, at prices and on terms to be determined at the time of offering. Each issue of Debt Securities may vary, where applicable, as to aggregate principal amount, maturity date, public offering or purchase price, interest rate or rates and timing of payments thereof, provision for redemption or sinking fund requirements, if any, currencies or currency units of denomination or currencies or currency units otherwise applicable thereto, and any other variable terms and methods of distribution. The specific terms with regard to the Debt Securities in respect of which this Prospectus is being delivered are set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"). The Debt Securities will be senior unsecured obligations of the Company and will rank equally with all other existing and future senior unsecured and unsubordinated indebtedness of the Company.

     The Debt Securities may be issued in registered form ("Registered Securities") or bearer form ("Bearer Securities"), or both. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form. Bearer Securities, Debt Securities represented by a permanent global Debt Security exchangeable for Bearer Securities, and Debt Securities initially represented by a temporary global Debt Security described under "Description of Debt Securities -- Temporary Global Securities" (collectively, "Euro-Securities") are offered only to Non-United States persons and to offices of certain United States financial institutions located outside the United States and its possessions. See "Limitations on Issuance of Euro-Securities." For a discussion of certain United States federal income tax consequences to Holders of Debt Securities, see "United States Taxation."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

     The Company may sell Debt Securities to one or more underwriters for public offering and sale by them or it may sell Debt Securities to investors directly or through agents. See "Plan of Distribution." The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers, or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable fee, commission, or discount arrangements with them.

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is September 17, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information may also be accessed electronically by means of the Commission's website on the Internet (http://www.sec.gov). The Company's common stock is listed on the New York Stock Exchange, and such reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all the information set forth in the registration statement to which this Prospectus relates (the "Registration Statement") and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are hereby incorporated by reference into this Prospectus:

     (a) the Annual Report of the Company on Form 10-K for the fiscal year ended December 29, 1996;

     (b) the Quarterly Reports of the Company on Form 10-Q for the quarters ended March 30, 1997 and June 29, 1997;

     (c) the Current Reports of the Company on Form 8-K dated May 4, 1997 (2 reports), June 29, 1997, July 2, 1997, August 7, 1997, August 8, 1997, August 12, 1997, August 13, 1997 (3 reports) and September 15, 1997; and

     (d) the Annual Report of Fort Howard Corporation, a Delaware corporation ("Fort Howard"), on Form 10-K for the year ended December 31, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Debt Securities made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated by reference, as the same may be amended, supplemented, or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete and are qualified in all respects by reference to all of the provisions of such contract or other document.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference in such documents. Requests for such copies should be directed to Celeste Gunter, Director, Investor Relations, Fort James Corporation, 120 Tredegar Street, Richmond, Virginia 23219 (telephone (804) 649-4307).

                                  THE COMPANY

     Fort James is a preeminent worldwide manufacturer and marketer of consumer products, including towel and tissue and disposable food and beverage service products, as well as packaging and communications paper products. Fort James is a combination of James River Corporation of Virginia ("James River") and Fort Howard following the merger of a wholly-owned subsidiary of James River into Fort Howard in August 1997 (the "Merger"). In connection with the Merger, James River was renamed "Fort James Corporation." In North America, the Company is currently the largest tissue producer with approximately 30% of North American tissue capacity. In addition, the Company has a substantial global presence with roughly 18% of European tissue capacity.

     The Merger has combined two leading consumer products companies that have complementary strengths. Fort Howard has demonstrated leadership in commercial products and produces primarily recycled fiber-based products. One of the lowest cost producers in the tissue industry, Fort Howard has strong manufacturing capabilities, a proprietary deinking technology and facilities and distribution focused primarily on the mid-western and eastern regions of the United States. James River, a leader in consumer products, has strong marketing skills, demonstrated strength in new product development, and facilities and distribution focused primarily across the United States and in Europe.

     Fort James believes that the combination of Fort Howard's low cost manufacturing capabilities and proprietary technology with James River's strong marketing capability, well-known brands, product innovation and global reach provides Fort James with a strong competitive position. In addition, Fort James has a balanced raw material base with approximately 45% of its total annual production capacity being virgin-based and 55% being wastepaper-based.

     Fort James' principal brands include QUILTED NORTHERN bathroom tissue, SOFT'N GENTLE bath and facial tissue, BRAWNY and SO-DRI paper towels, VANITY FAIR napkins, MARDI GRAS printed napkins and paper towels, GREEN FOREST recycled tissue paper products, DIXIE cups and plates in North America, and LOTUS, COLHOGAR and TENDERLY bath and facial tissue and towels in Europe. Fort James also manufactures and sells a full line of commercial (away-from-home) towel and tissue products.

     Fort James' principal place of business is located at 120 Tredgar Street, Richmond, Virginia 23219, telephone (804) 644-5411, and in early 1998 the Company's executive offices will be located at 1650 Lake Cook Road, Deerfield, Illinois 60015-4753.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

                                                                                     FISCAL YEAR ENDED
                                                             -----------------------------------------------------------------
                                                               12/27/92        12/26/93      12/25/94     12/31/95    12/29/96
                                                             ------------    ------------    ---------    --------    --------
Ratio of Earnings to Fixed Charges (unaudited) (1)........      -- (2)(3)       -- (2)(4)      -- (2)       1.45x       2.06x

                                                            SIX MONTHS
                                                              ENDED
                                                             6/29/97
                                                            ----------
Ratio of Earnings to Fixed Charges (unaudited) (1)........     2.92x

---------------

(1) In computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary items, the cumulative effect of changes in accounting principles, minority interests, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, and that portion of rental expense (one-third) deemed representative of the interest factor. Earnings and fixed charges also include the Company's proportionate share of such amounts for unconsolidated affiliates which are owned 50% or more and distributed income from less than 50% owned affiliates. The ratios of earnings to fixed charges gives retroactive effect to the Merger in a transaction accounted for as a pooling of interests.

(2) For the years ended December 27, 1992, December 26, 1993, and December 25, 1994, earnings were inadequate to cover fixed charges; the amounts of the deficiencies of earnings compared to fixed charges were $276.4 million, $2,056.0 million, and $84.0 million for 1992, 1993 and 1994, respectively.

(3) Includes a $112 million pretax restructuring charge related to a productivity enhancement program.

(4) Includes a pretax charge of $1.98 billion related to the write-off of goodwill.

                                USE OF PROCEEDS

     Except as may be described otherwise in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes which may include, but are not limited to, one or more of the following: repayment or refinancing of other indebtedness, acquisitions in the ordinary course of business, working capital, capital expenditures, and investments in and advances to subsidiaries of the Company. The precise amount and timing of the application of such net proceeds will depend on the funding requirements and the availability of other funds to the Company and its subsidiaries. Pending such application by the Company, such net proceeds may be temporarily invested in marketable securities or applied to the reduction of the Company's short-term indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture dated as of November 1, 1991 (as amended or supplemented from time to time, the "Indenture") between the Company and The Bank of New York, as Trustee (the "Trustee"). A copy of the Indenture is incorporated by reference as an exhibit to the Registration Statement to which this Prospectus relates. The statements under this caption, as modified or superseded by the applicable Prospectus Supplement, are brief summaries of certain provisions of the Indenture, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

     The term "Securities," as used in this Prospectus, refers to all Securities issued under the Indenture and includes the Debt Securities. Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$" or "dollars").

     The Securities may be issued from time to time in one or more series. The particular terms of each series of Securities offered by a Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

     The Indenture limits the ability of the Company to incur certain secured indebtedness and to engage in certain sale and leaseback transactions. See "Certain Covenants" below.

GENERAL

     The Indenture provides that, in addition to Securities previously issued thereunder, additional Securities may be issued in separate series thereunder without limitation as to aggregate principal amount. The terms of each series of Securities will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officers' Certificate or by a supplemental indenture. (Section 301)

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Securities of each series: (1) the title of the Securities; (2) any limit on the aggregate principal amount of the Securities; (3) whether the Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of the Securities are to be issuable initially in temporary global form, and whether any of the Securities are to be issuable in permanent global form; (4) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Securities will be issued; (5) the date or dates on which the principal of the Securities is payable; (6) the rate or rates per annum at which the Securities will bear interest, if any, or the formula pursuant to which such rate or rates will be determined, and the date or dates from which any such interest will accrue; (7) the Interest Payment Dates on which any such interest on the Securities will be payable and the Regular Record Date for any interest payable on any Registered Securities on any Interest Payment Date; (8) the Person to whom any Registered Securities of such series will be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of such series will be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto, and the extent to which, or the manner in which, any interest payable on a temporary global Security on an Interest Payment Date will be paid if other than in the manner described under "Temporary Global Securities" below and the extent to which, or the manner in which, any interest payable on a permanent global Security on an Interest Payment Date will be paid; (9) each office or agency where, subject to the terms of the Indenture as described below under "Payment and Paying Agents," the principal of and any premium and interest on the Securities will be payable and each office or agency where, subject to the terms of the Indenture as described below under "Form, Exchange, Registration and Transfer," the Securities may be presented for registration of transfer or exchange; (10) the period or periods within which and the price or prices at which the Securities may, pursuant to any optional redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional redemption provisions;
(11) the obligation, if any, of the Company to redeem or purchase the Securities pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which and the price or prices at which the Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and the other detailed terms and provisions of such obligation; (12) the denominations in which any Registered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denomination or denominations in which Bearer Securities will be issuable, if other than denominations of $5,000; (13) the currency or currency units of payment of principal of and any premium and interest on the Securities; (14) any index used to determine the amount of payments of principal of and any premium and interest on the Securities; (15) if other than the principal amount thereof, the portion of the principal amount of the Securities which shall be payable upon declaration of acceleration of the Maturity thereof;
(16) any limitation on the application of the terms of the Indenture described below under "Defeasance and Covenant

Defeasance;" (17) the application, if any, of judgments in respect of Specified Currency, to the Securities; (18) provisions, if any, granting special rights to the Holders of Securities of the series upon the occurrence of such events as may be specified; (19) any deletions from, modifications of or additions to the Events of Default or covenants (including any deletions from, modifications of or additions to Section 1010) of the Company with respect to Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (20) whether, under what circumstances and the currency in which the Company will pay additional amounts as contemplated by Section 1010 on the Securities of the series to any Holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Securities rather than pay such additional amounts (and the terms of any such option); (21) any other terms of the Securities not inconsistent with the provisions of the Indenture. (Section 301) Any such Prospectus Supplement or Prospectus Supplements will also describe any special provisions for the payment of additional amounts relating to specified taxes, assessments or other governmental charges in respect of the Securities of such series and whether the Company has the option to redeem the affected Securities rather than pay such additional amounts.

     Securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a Security, including any zero-coupon Security, which is issued at a price lower than the amount payable upon the Stated Maturity thereof, and which provides that, upon redemption or acceleration of the Maturity thereof, an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms of such Security shall become due and payable. Special United States federal income tax considerations applicable to Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States tax considerations applicable to any Securities which are denominated in a currency or currency unit other than United States dollars, are described below under "United States Taxation -- Original Issue Discount."

     The Securities of each series will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

     The Indenture does not contain any provisions which may afford the Holders of Securities of any series protection in the event of a highly leveraged transaction or other transaction which may occur in connection with a takeover attempt resulting in a decline in the credit rating of the Securities. Any such provisions, if applicable to the Securities of any series, will be described in the Prospectus Supplement or Prospectus Supplements relating thereto.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise indicated in an applicable Prospectus Supplement or Prospectus Supplements, Bearer Securities will have interest coupons attached. The Indenture also provides that Securities of a series may be issuable in temporary or permanent global form. (Section 201) See "Temporary Global Securities" and "Permanent Global Securities."

     In connection with its sale during the Restricted Period (as defined in Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury Regulations), no Euro-Security shall be delivered to any location in the United States or its possessions. Except as may otherwise be provided in the applicable Prospectus Supplement, a Euro-Security (not including a Security in temporary global form) may be delivered in connection with its sale during the Restricted Period only if the person entitled to physical delivery of such Euro-Security furnishes written certification, in the form required by the Indenture, to the effect that
(i) such Euro-Security is not owned or being acquired by or on behalf of a United States person (as defined under "Limitations on Issuance of Euro-Securities"), (ii) such Euro-Security is owned or being acquired by or on behalf of (A) the foreign branch of a United States person that is a financial institution within the meaning of Section 1.165-12(c)(1)(v) of the United States Treasury Regulations (a "Financial Institution") purchasing for its own account or for resale or (B) a United States person who acquired such Euro-Security through the foreign branch of a United States Financial Institution and who holds such Euro-Security through such Financial Institution on the date of such written certification (and, in either case (A) or (B), the Financial Institution has agreed to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), and the regulations thereunder), or (iii) such Euro-Security is owned or is being acquired by a Financial Institution for the purpose of resale during the Restricted Period. A Financial Institution described in clause (iii) above, whether or not also described in clause (i) or (ii) above, must certify that it has not acquired the Euro-Security for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions. In the case of a Euro-Security in permanent global form, such certification must be given in connection with the notation of a beneficial owner's interest therein upon original issuance of such Security or upon exchange of a portion of a temporary global Security. (Section 303) See "Temporary Global Securities" and "Limitations on Issuance of Euro-Securities."

     At the option of the Holder, subject to the terms of the Indenture, Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, at the option of the Holder, subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and with all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Securities surrendered in exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture. Registered Securities, including Registered Securities received in exchange for Bearer Securities, may not be exchanged for Bearer Securities. (Section 305) Each Bearer Security and coupon will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." (Section 201)

     Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Securities and referred to in an applicable Prospectus Supplement or Prospectus Supplements, without a service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. (Section 305) If a Prospectus Supplement or Prospectus Supplements refer to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States and its possessions. The Company may at any time designate additional transfer agents with respect to any series of Securities. (Section 1002)

     In the event of any redemption in part, the Company shall not be required
(i) to issue, register the transfer of or exchange any Security during a period beginning at the opening of business 15 days before any selection for redemption of Securities of like tenor and of the series of which such Security is a part, and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all Holders of Securities of like tenor and of such series to be redeemed; (ii) to register the transfer of or exchange any Registered Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part; or (iii) to exchange any Bearer Security so selected for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption. (Section 305)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement or Prospectus Supplements, principal of and any premium and interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States and its possessions as the Company may designate from time to time or, at the option of the Holder, by check or by transfer to an account maintained by the payee with a financial institution located outside the United States and its possessions. Unless otherwise indicated in an applicable Prospectus Supplement or Prospectus Supplements, payment of interest on a Bearer Security on any Interest Payment Date will be made only against surrender to the Paying Agent of the coupon relating to such Interest Payment Date. (Section 1001) No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or its possessions or by check mailed to any address in the United States or its possessions or by transfer to any account maintained with a financial institution located in the United States or its possessions. Notwithstanding the foregoing, payments of principal of and any premium and interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Paying Agent in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States and its possessions is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

     Unless otherwise indicated in an applicable Prospectus Supplement or Prospectus Supplements, principal of and any premium and interest on Registered Securities will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement or Prospectus Supplements, payment of interest on a Registered Security on any Interest Payment Date will be made to the Person in whose name such Registered Security (or Predecessor Security) is registered at the close of business on the Regular Record Date for such interest. (Section
307)

     Unless otherwise indicated in an applicable Prospectus Supplement or Prospectus Supplements, the Corporate Trust Office of the Trustee in The City of New York will be designated as a Paying Agent for the Company for payments with respect to Securities of each series which are issuable solely as Registered Securities and as a Paying Agent for payments with respect to Securities of each series (subject to the limitations described above in the case of Bearer Securities) which are issuable solely as Bearer Securities or as both Registered Securities and Bearer Securities. Any Paying Agents outside the United States and its possessions and any other Paying Agents in the United States or its possessions initially designated by the Company for the Securities of each series will be named in an applicable Prospectus Supplement or Prospectus Supplements. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that if Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, The City of New York for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States and its possessions where Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; PROVIDED, HOWEVER, that if the Securities of such series are listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland, Limited (the "London Stock Exchange"), the Luxembourg Stock Exchange or any other stock exchange located outside the United States and its possessions and such stock exchange shall so require, the Company will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States and its possessions, as the case may be, for the Securities of such series. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of the principal of and any premium or interest on any Security of any series which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company after the Trustee has been afforded the opportunity to publish a notice in an Authorized Newspaper, at the Company's expense, and the Holder of such Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 1003)

TEMPORARY GLOBAL SECURITIES

     If so specified in an applicable Prospectus Supplement or Prospectus Supplements, all or any portion of the Securities of a series issuable as Bearer Securities will initially be represented by one or more temporary global Securities, without interest coupons, to be deposited with Morgan Guaranty Trust Company of New York, Brussels Office, as the operator of the Euroclear System (the "Euroclear Operator") and Cedel S.A. ("CEDEL") for credit to the designated accounts. On and after the date determined as provided in any such temporary global Security and described in an applicable Prospectus Supplement or Prospectus Supplements (the "Exchange Date"), each such temporary global Security will be exchanged for definitive Bearer Securities, definitive Registered Securities or all or a portion of a permanent global Security, or any combination thereof, as specified in an applicable Prospectus Supplement or Prospectus Supplements, but, unless otherwise specified in an applicable Prospectus Supplement or Prospectus Supplements, only upon receipt by the Company of written certification in the form and to the effect described above under "Form, Exchange, Registration and Transfer." No Security delivered in exchange for any portion of a temporary global Security shall be delivered to any location in the United States or its possessions in connection with such exchange. (Section 304)

     Unless otherwise specified in an applicable Prospectus Supplement or Prospectus Supplements, interest in respect of any portion of a temporary global Security payable in respect of an Interest Payment Date occurring prior to the issuance of definitive Securities (including a permanent global Security) will be paid to each of the Euroclear Operator and CEDEL with respect to the portion of the temporary global Security held for its account for which it provides certification in the form described in the Indenture. Each of the Euroclear Operator and CEDEL will undertake in such circumstances to credit such interest received by it in respect of a temporary global Security to the respective accounts for which it holds such temporary global Security, and for which it has received written certification that, as of the relevant Interest Payment Date, is in the form and to the effect described above under "Form, Exchange, Registration and Transfer." Receipt of such certification shall be deemed to be a request for an interest in a permanent global Security (unless the account holder requests that such portion be exchanged for a definitive Registered Security or Securities or a definitive Bearer Security or Securities). If an Interest Payment Date occurs prior to the issuance of definitive Securities (including a permanent global Security) but on or after the Exchange Date, written certification in the form and to the effect described above under "Form, Exchange, Registration and Transfer" will also be required to obtain an interest payment, and upon receipt of such certificate the Euroclear Operator or CEDEL, as the case may be, will exchange the portion of the temporary global Security relating to such certification for an interest in a permanent global Security (unless the account holder requests that such portion be exchanged for a definitive Registered Security or Securities or a definitive Bearer Security or Securities). (Section 304)

PERMANENT GLOBAL SECURITIES

     If any Securities of a series are issuable in permanent global form, the applicable Prospectus Supplement or Prospectus Supplements will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Security delivered in exchange for any portion of a permanent global Security shall be delivered to any location in the United States or its possessions in connection with such exchange. (Section 305) Principal of and any premium and interest on any permanent global Security will be payable in the manner described in the applicable Prospectus Supplement or Prospectus Supplements.

CERTAIN COVENANTS

     LIENS. The Indenture provides that the Company will not create, incur, assume, or guarantee and will not permit any Restricted Subsidiary (as defined below) to create, incur, assume or guarantee any indebtedness that is secured by a mortgage, security interest, pledge or lien (hereinafter, collectively, "lien") on any Principal Property (as defined below) or shares of capital stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing that the Outstanding Securities shall be secured by such lien equally and ratably with any and all other indebtedness or obligations thereby secured. The foregoing restrictions, however, shall not apply to, among others, indebtedness secured by
(i) liens on any Principal Property acquired, constructed or improved by the Company or any Restricted Subsidiary after the date of the Indenture to secure indebtedness incurred for the purpose of financing all or any part of the purchase price or construction costs of such Principal Property or the improvements thereon or liens on any Principal Property at the time of its acquisition; (ii) liens on property or shares of capital stock or indebtedness of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (iii) liens on property or shares of capital stock or indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (iv) liens to secure indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary but only so long as such indebtedness is held by the Company or a Restricted Subsidiary; (v) liens in favor of the United States of America or any state thereof, or any department, agency or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute including, without limitation, liens to secure indebtedness represented by pollution control or industrial revenue bonds, or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the portion of the property subject to such liens; (vi) certain liens in favor of a customer in respect of payments for goods produced for or services rendered to such customer; (vii) liens existing at the date of the Indenture or liens existing at the date of the original issuance of the Securities of a series; (viii) mechanics' or other similar liens arising in the ordinary course of business;
(ix) certain pledges or deposits, liens resulting from litigation or judgments, taxes or other governmental charges or landlord or tenant rights and other liens incidental to the conduct of the business or the ownership of the property and assets of the Company or a Restricted Subsidiary which were not incurred in connection with borrowing of money or the obtaining of advances or credit, and which do not, in the opinion of the Company, materially detract from the value of the property or assets or materially impair the use thereof in the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole; (x) guarantees of indebtedness that are secured by a lien on Principal Property located outside of the United States; and (xi) liens for the sole purpose of extending, renewing or replacing in whole or in part any lien referred to in the foregoing clauses (i) to (x), inclusive, or in this clause
(xi), provided that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property subject to the lien so extended, renewed or replaced (plus improvements on such property). (Section 1006)

     For purposes of the "Liens" covenant described herein, the giving of a guarantee which is secured by a lien on a Principal Property (including shares of capital stock or indebtedness), other than a Principal Property located outside of the United

States, of a Restricted Subsidiary and the creation of a lien on Principal Property (including shares of capital stock or indebtedness) of the Company or of any Restricted Subsidiary to secure indebtedness which existed prior to the creation of such lien will be deemed to involve the creation of indebtedness secured by a lien in an amount equal to, without duplication, the principal amount secured by such lien.

     SALE AND LEASE-BACK TRANSACTIONS. The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property (except for leases of not more than three years and except for leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been owned and operated by the Company or any Restricted Subsidiary for more than 180 days and has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person (a "Sale and Lease-Back Transaction"), unless either
(a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a lien on such property without equally and ratably securing the Securities pursuant to the Indenture or (b) the Company shall apply an amount equal to the Attributable Debt (as defined below) of such Sale and Lease-Back Transaction to (i) the acquisition of another Principal Property of equal or greater fair market value, (ii) the retirement of indebtedness for borrowed money, including the Securities, incurred or assumed by the Company or any Restricted Subsidiary (other than indebtedness for borrowed money owed to the Company or any Restricted Subsidiary) or (iii) any combination of the foregoing; provided that the amount to be applied to the retirement of such indebtedness of the Company or any Restricted Subsidiary shall be reduced by (a) the principal amount of any Securities delivered within 180 days after such sale to the Trustee for retirement and cancellation and (b) the principal amount of such indebtedness, other than Securities, voluntarily retired by the Company or any Restricted Subsidiary within 180 days after such sale. Notwithstanding the foregoing, no retirement referred to in clause (ii) of the preceding sentence may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision. (Section 1007)

     LIMITATION ON FUNDED INDEBTEDNESS OF RESTRICTED SUBSIDIARIES. The Company will not permit any Restricted Subsidiary to create, issue, assume, guarantee or otherwise incur, any Funded Indebtedness, unless immediately thereafter and after giving effect to the existence of such Funded Indebtedness, to the receipt and application of the net proceeds thereof and to the retirement of any indebtedness or obligations which are concurrently being retired out of the net proceeds of such Funded Indebtedness and assuming for purposes of this covenant such Funded Indebtedness were considered indebtedness for borrowed money secured by a lien on a Principal Property within the meaning of the Liens covenant, the incurrence of such liens would be permitted under the Liens covenant or the Exemption from Limitations covenant. (Section 1009)

     EXEMPTION FROM LIMITATIONS. Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may, without equally and ratably securing the Outstanding Securities, create, incur, assume, or guarantee indebtedness secured by liens and enter into Sale and Lease-Back Transactions which would otherwise be restricted by the foregoing provisions, provided that at such time (and after giving effect to the transactions, to the receipt and application of the net proceeds thereof and to the retirement of any indebtedness which is concurrently being retired out of such proceeds) the sum of the aggregate indebtedness secured by such liens plus the Attributable Debt of all Sale and Lease-Back Transactions shall not exceed 10% of Consolidated Net Tangible Assets (as defined below) as determined in accordance with the most recent published consolidated balance sheet of the Company. (Section 1008)

     "Attributable Debt" means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, excluding renewals, discounted at a rate per annum equal to the prevailing market interest rate, at the time such lease was entered into, on United States Treasury obligations having a maturity substantially the same as the average term of such lease, plus 3%. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents such as those based on sales. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Consolidated Net Tangible Assets" means the total of all assets at their net book values (after deducting related depreciation, depletion, amortization and all other valuation reserves which, in accordance with generally accepted accounting principles, should be set aside in connection with the business conducted) after deducting therefrom (i) all current liabilities and (ii) the value of all goodwill, tradenames, trademarks, patents and other intangible assets, in each case net of applicable amortization, as appearing on a consolidated balance sheet of the Company and its consolidated Subsidiaries, prepared in accordance with generally accepted accounting principles.

     "Funded Indebtedness" means, without duplication, all indebtedness, contingent or otherwise, for borrowed money created, incurred, assumed or guaranteed in any manner by any corporation (or in effect guaranteed by such corporation through an agreement to purchase), or outstanding indebtedness, contingent or otherwise, incurred in connection with the acquisition of property, which matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such corporation for a period ending more than one year after, the date as of which Funded Indebtedness is being determined (excluding any amount thereof which is included in current liabilities); PROVIDED, HOWEVER, that Funded Indebtedness shall not include any guarantee of indebtedness secured by a lien on a Principal Property located outside of the United States or any guarantee by any Restricted Subsidiary the primary assets of which are Principal Properties located outside of the United States, or any indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been deposited in trust with a trustee or proper depository either at or before the maturity or redemption date thereof.

     "Principal Property" means any manufacturing plant, research facility or warehouse owned or leased by the Company or any Restricted Subsidiary which has a net book value exceeding 2.5% of Consolidated Net Tangible Assets, but not including (1) any property which in the opinion of the Company is not of material importance to the total business conducted by the Company as an entirety or (2) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     "Restricted Subsidiary" means a subsidiary of the Company which owns a Principal Property.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of or any premium on any of the Securities of that series when due; (b) failure to pay any interest on any Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment when due in respect of any Security of that series; (d) failure to perform or breach of any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities other than that series) continued for 90 days after written notice by the Trustee or Holders of at least 25% of the principal amount of the Outstanding Securities of that series as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization of the Company; (f) a default under any other indenture or instrument evidencing or under which the Company has outstanding any indebtedness for borrowed money in a principal amount of $25 million or more individually or $50 million or more in the aggregate, as a result of which such indebtedness shall have been accelerated without such indebtedness having been discharged or such acceleration having been annulled within 10 days after written notice thereof shall first have been received by the Company from the Trustee or by such Trustee and the Company from the Holders of at least 25% in aggregate principal amount of the Outstanding Securities, provided that if such default shall be cured or waived pursuant to such other indenture or instrument, it shall cease to be an Event of Default under the Indenture and any acceleration of the Securities shall be automatically rescinded and annulled without action by the Trustee or the Holders of the Securities; (g) failure within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $50 million which is not stayed on appeal or is not otherwise being appropriately contested in good faith; and (h) any other Event of Default provided with respect to Securities of that series. (Section
501) Subject to the provisions of the Indenture, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Securities of any series or any related coupons unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601, 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to Securities of that series. (Section 512)

     If an Event of Default with respect to Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if any such Securities are Original Issue Discount Securities, such lesser amount as may be described in an applicable Prospectus Supplement or Prospectus Supplements) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made, or deposited with the Trustee and all other Events of Default with respect to Securities of that series have been cured or waived. (Section 502)

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     No Holder of any Securities of any series or any related coupons will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Securities of that series, the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of an Outstanding Security of that series for enforcement of payment of the principal of, or any premium or interest on, such Security on or after the respective due dates expressed in such Security. (Sections 507,
508)

     The Company is required to furnish to the Trustee annually a statement as to performance or fulfillment of covenants, agreements or conditions in the Indenture and as to the absence of default. (Section 1004)

MODIFICATION AND WAIVER; MEETINGS

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on any Security, (b) reduce the principal amount of, or premium or interest on, any Security, (c) change any obligation of the Company to pay certain additional amounts, (d) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (e) change any Place of Payment where, or change the coin, currency or currency unit in which any Security or any premium or interest thereon is payable, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, (g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) reduce the requirements contained in the Indenture for quorum or voting, (i) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by the Indenture, or (j) modify any of the above provisions or certain other provisions relating to waiver. (Section 902)

     The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of a series may, on behalf of all Holders of Securities of that series and any coupons appertaining thereto, waive any past default under the Indenture with respect to Securities of that series, except a default (a) in the payment of principal of or any premium or interest on any Security of such series or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. Upon waiver on the terms set forth in the Indenture, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured. (Section 513).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of Holders of Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Security denominated in a foreign currency or currency unit shall be the U.S. dollar equivalent, determined as of the date of original issuance of such Security, of the principal amount of such Security or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined as of the date of original issuance of such Security, of the amount determined as provided in (i) above. (Section 101)

     The Indenture contains provisions for convening meetings of the Holders of Securities of any or all series. (Article Thirteen) A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in aggregate principal amount of the Outstanding Securities of such series, in any such case upon notice given in accordance with "Notices" below. (Section 1302) Except for any consent which must be given by the Holder of each Outstanding Security affected thereby, as described above, any resolution presented at a meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Securities of that series; PROVIDED, HOWEVER, that, except for any consent which must be given by the Holder of each Outstanding Security affected thereby, as described above, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series may be adopted at a meeting at which a quorum is present only by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution will be Persons holding or representing a majority in principal amount of the Outstanding Securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at such meeting with respect to a consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Securities of such series will constitute a quorum for that purpose. (Section 1304)

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER OF ASSETS

     The Company may, without the consent of the Holders of any of the Outstanding Securities of a series, consolidate with, merge into or convey or transfer its assets substantially as an entirety to any corporation organized under the laws of any domestic or foreign jurisdiction, provided that (i) the successor corporation expressly assumes the Company's obligations on the Securities of each series and under the Indenture pursuant to a supplemental indenture approved by the Trustee, (ii) after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) certain other conditions are met. (Sections 801, 802) Subject to the foregoing, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; PROVIDED, HOWEVER, the Company has no such obligation where the preservation of any such right or franchise in the Company's determination, is no longer desirable in the conduct of business and that the loss thereof is not materially disadvantagous to the Holders. (Section 1005) The successor corporation shall be substituted for, and may exercise every right and power of, the Company under the Indenture. (Section 802)

NOTICES

     Except as otherwise provided in the Indenture, notices to Holders of Bearer Securities will be given by publication at least twice in a daily newspaper of general circulation in The City of New York and in such other city or cities as may be specified in such Securities. Notices to Holders of Registered Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (Sections 101, 106)

TITLE

     Title to any Bearer Securities (including Bearer Securities in temporary global form and in permanent global form) and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security as the absolute owner thereof (whether or not such Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

REPLACEMENT OF SECURITIES AND COUPONS

     Any mutilated Security or a Security with a mutilated coupon appertaining thereto will be replaced by the Company at the expense of the Holder upon surrender of such Security to the Trustee. Securities or coupons that become destroyed, lost or stolen will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of evidence of the destruction, loss or theft thereof satisfactory to the Company and the Trustee; in the case of any coupon which becomes destroyed, lost or stolen, such coupon will be replaced by issuance of a new Security in exchange for the Security to which such coupon appertains. In the case of a destroyed, lost or stolen Security or coupon, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Security or coupon before a replacement Security will be issued. (Section 306)

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to the Securities of any series (except as otherwise provided in the Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to such Securities, including its obligations described above under "Certain Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon and upon the satisfaction of various other conditions. As a condition to defeasance or covenant defeasance, the Company must deliver to the Trustee an Opinion of Counsel to the effect that the Holders of such Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. (Article Fourteen)

     The Company may exercise its defeasance option with respect to such Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Securities may not be accelerated by reference to the released covenant or covenants noted under clause (ii) above. However, if acceleration were to occur, the realizable value at the acceleration date of the money and U.S. Government Obligations in the defeasance trust could be less than the principal and interest then due on such Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

GOVERNING LAW

     The Indenture is, and the Securities and the coupons will be, governed by and construed in accordance with the laws of the State of New York. (Section
113)

CONCERNING THE TRUSTEE

     The Company and certain of its subsidiaries may from time to time maintain lines of credit, and have other customary banking relationships, with The Bank of New York, the Trustee under the Indenture.

                   LIMITATIONS ON ISSUANCE OF EURO-SECURITIES

     United States tax laws and regulations impose certain restrictions on the issuance of any securities in bearer form. Except as may otherwise be provided in the Prospectus Supplement applicable thereto, in accordance with the federal tax laws and regulations of the United States, Euro-Securities may not, in connection with their offer or sale during the Restricted Period (as defined above under "Description of Debt Securities -- Form, Exchange, Registration and Transfer"), be offered or sold, directly or indirectly, (i) to any person in the United States or its possessions, or (ii) to any United States person (as defined below) other than (x) a foreign branch of a United States Financial Institution (as defined above under "Description of Debt Securities -- Form, Exchange, Registration and Transfer") purchasing for its own account or for the account of a customer, provided that such Financial Institution agrees in writing to comply with the requirements of section 165(j)(3)(A), (B), or (C) of the Code and the regulations thereunder or (y) otherwise as permitted by United States Treasury Regulations section 1.163-5(c)(2)(i)(D). In addition, Euro-Securities may not, in connection with their sale, at any time during the Restricted Period be delivered in definitive form within the United States or its possessions. Any underwriters, agents and dealers participating in the offering of Debt Securities must covenant that they will not offer or sell during the Restricted Period any Euro-Securities to any person in the United States or its possessions or to any United States person (other than (x) a foreign branch of a United States Financial Institution or (y) otherwise as permitted by United States Treasury Regulations section 1.163-5(c)(2)(i)(D)).

     In addition, any such underwriters, agents and dealers must have in effect procedures reasonably designed to ensure that their employees or agents who are directly engaged in selling Euro-Securities are aware of the above restrictions on the offer or sale of Euro-Securities. Moreover, Bearer Securities (including a permanent global Debt Security) and any coupons appertaining thereto will not be delivered in definitive form or, if prior to delivery in definitive form, interest will not be paid on any Euro-Securities, unless the Company has received a signed certificate in writing (or an electronic certificate described in United States Treasury Regulations section 1.163-5(c)(2)(i)(D)(3)(ii)) in the form and to the effect described above under "Description of Debt Securities -- Form, Exchange, Registration and Transfer." Bearer Securities (including a permanent global Debt Security) and coupons will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person (other than a Financial Institution or a United States person holding through a Financial Institution) who holds a Bearer Security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such Bearer Security or coupon and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income.

     As used herein, "United States person" means a citizen of the United States, a resident of the United States for United States federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation on a net income basis. "United States" means the United States of America (including the States and the District of Columbia) and "possessions" of the United States include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands.

                             FOREIGN CURRENCY RISKS

     Debt Securities denominated or payable in foreign currencies or currency units may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the Prospectus Supplement relating thereto.

                             UNITED STATES TAXATION

     The following summary of the principal United States federal income tax consequences of ownership of Debt Securities is based upon the opinion of McGuire, Woods, Battle & Boothe, L.L.P., counsel to the Company. It deals only with Debt Securities held as capital assets, and not with special classes of Holders, such as dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, persons that hold Debt Securities that are part of a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. It also does not deal with Holders other than original purchasers who purchase Debt Securities at the original issue price and thus does not deal with the "market discount rules." Moreover, the summary deals only with Debt Securities that are due to mature not later than 30 years from the date on which they are issued. The United States federal income tax consequences of ownership of Debt Securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable Prospectus Supplement. The summary is based on the Code, its legislative history, existing and proposed regulations thereunder, judicial decisions, and published rulings and other administrative guidance issued by the Internal Revenue Service (the "Service"), as currently in effect, all of which are subject to change at any time, possibly with retroactive effect.

     PROSPECTIVE PURCHASERS OF DEBT SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES OF OWNERSHIP OF DEBT SECURITIES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE AND THE APPLICABLE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

UNITED STATES HOLDERS

  PAYMENTS OF INTEREST

     Except as provided below under "Original Issue Discount", interest on a Debt Security (including "qualified stated interest" on a "Discount Debt Security", as defined below) will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. A United States Holder is a beneficial owner who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of the Debt Security.

     If an interest payment is denominated in, or determined by reference to, a currency, composite currency or basket of currencies other than the U.S. dollars (a "foreign currency"), the amount of income recognized by a cash basis United States Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

     An accrual basis United States Holder may determine the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year).

     Under the second method, the United States Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis United States Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election must apply to all debt instruments held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and may not be revoked without the consent of the Service.

     Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Debt Security) denominated in, or determined by reference to, a foreign currency, the accrual basis United States Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue the interest income represented by such payment, or the exchange rate as determined under the second method described above if the United States Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

  ORIGINAL ISSUE DISCOUNT

     GENERAL. A Debt Security with a maturity of more than one year from the date of issue will be treated as issued at an original issue discount (a "Discount Debt Security") if its "stated redemption price at maturity" exceeds its issue price by more than a "de minimis amount" (as defined below). Generally, the issue price of a Debt Security will be the first price at which a substantial amount of Debt Securities included in the issue of which the Debt Security is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Debt Security is the total of all payments provided by the Debt Security that are not payments of "qualified stated interest." A qualified stated interest payment generally is any one of a series of stated interest payments on a Debt Security that are unconditionally payable in cash or property (other than debt instruments of the Company) at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the Debt Security. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Special rules for determining qualified stated interest payable on certain Debt Securities bearing interest at a variable rate are described below under "Original Issue Discount -- Variable Rate Debt Securities".

     In general, if a Debt Security's stated redemption price at maturity exceeds its issue price by less than an amount equal to 1/4 of 1 percent of the Debt Security's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis original issue discount" and the Debt Security is not a Discount Debt Security. Unless the election described below under "Election to Treat All Interest as Original Issue Discount" is made, a United States Holder of a Debt Security with de minimis original issue discount must include such de minimis original issue discount in income as stated principal payments on the Debt Security are made. The includible amount with respect to each such payment will equal the total amount of the Debt Security's de minimis original issue discount multiplied by a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Debt Security.

     United States Holders of Discount Debt Securities having a maturity of more than one year from their date of issue must, generally, include in computing their taxable income original issue discount ("OID") calculated on a constant-yield method before the receipt of cash attributable to such income, and generally will have to include in income increasingly greater amounts of OID over the life of the Debt Security. The amount of OID includible in income by a United States Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the Discount Debt Security for each day during the taxable year or portion of the taxable year on which the United States Holder holds such Discount Debt Security ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Debt Security may be of any length selected by the United States Holder and may vary in length over the term of the Debt Security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Debt Security occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the

Discount Debt Security's adjusted issue price at the beginning of the accrual period and such Debt Security's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Debt Security allocable to the accrual period. The "adjusted issue price" of a Discount Debt Security at the beginning of any accrual period is the issue price of the Debt Security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Debt Security that were not qualified stated interest payments. For purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the Debt Security contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths of each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Debt Security (other than any payment of qualified stated interest) and (y) the Debt Security's adjusted issue price as of the beginning of the final accrual period.

     ACQUISITION PREMIUM. A United States Holder that purchases a Debt Security for an amount less than or equal to the sum of all amounts payable on the Debt Security after the purchase date (other than payments of qualified stated interest) but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount" is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the United States Holder's adjusted basis in the Debt Security immediately after its purchase over the adjusted issue price of the Debt Security, and the denominator of which is the excess of the sum of all amounts payable on the Debt Security after the purchase date, other than payments of qualified stated interest, over the Debt Security's adjusted issue price.

     PRE-ISSUANCE ACCRUED INTEREST. If (i) a portion of the initial purchase price of a Debt Security is attributable to pre-issuance accrued interest, (ii) the first stated interest payment on the Debt Security is to be made within one year of the Debt Security's issue date and (iii) the payment will equal or exceed the amount of pre-issuance accrued interest, then the United States Holder may elect to decrease the issue price of the Debt Security by the amount of pre-issuance accrued interest. In that event, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the Debt Security.

     DEBT SECURITIES SUBJECT TO CONTINGENCIES INCLUDING OPTIONAL REDEMPTION. In general, if a Debt Security provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies (other than a remote or incidental contingency) and the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, special rules apply for purposes of determining the yield and maturity of the Debt Security. If, based on all the facts and circumstances as of the issue date, a single payment schedule, including the stated payment schedule, is significantly more likely than not to occur, then, in general, the yield and maturity of the Debt Security are computed based on that payment schedule.

     If there is no single payment schedule that is significantly more likely than not to occur (other than because of a mandatory sinking fund), the amount of interest taken into account for each accrual period would be determined by constructing a projected payment schedule for the Debt Security and applying rules similar to those for accruing OID on a noncontingent debt instrument. This method is applied by first determining the yield at which the Company would issue a fixed rate debt instrument with terms and conditions similar to the contingent payment Debt Security (the comparable yield) and then determining a payment schedule as of the issue date that would produce the comparable yield.

     Notwithstanding the general rules for determining yield and maturity in the case of Debt Securities subject to contingencies, if the Company or the Holder has an unconditional option or options that, if exercised, would require payments to be made on the Debt Security under an alternative payment schedule or schedules, then (i) in the case of an option or options of the Company, the Company will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on the Debt Security and (ii) in the case of an option or options of the Holder, the Holder will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on the Debt Security. If both the Company and the Holder have options described in the preceding sentence, those rules apply to such options in the order in which they may be exercised. For purposes of those calculations, the yield on the Debt Security is determined by using any date on which the Debt Security may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of the Debt Security as the principal amount payable at maturity.

     If a contingency (including the exercise of an option) fails to occur, or actually occurs but in a manner inconsistent with the assumption made according to the above rules (a "change in circumstances") then, except to the extent that a portion of the Debt Security is repaid as a result of the change in circumstances and solely for purposes of the accrual of OID, the yield and maturity of the Debt Security are redetermined by treating the Debt Security as having been retired and reissued on the date of the change in circumstances for an amount equal to the Debt Security's adjusted issue price on that date.

     The federal income tax treatment of Debt Securities providing for alternative payment schedules applicable upon the occurrence of one or more contingencies will be described in greater detail in the applicable Prospectus Supplement.

     ELECTION TO TREAT ALL INTEREST AS ORIGINAL ISSUE DISCOUNT. A United States Holder may elect to include in gross income all interest that accrues on a Debt Security using the constant-yield method described above under the heading "Original Issue Discount -- General", with the modifications described below. For purposes of this election, interest includes stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "Debt Securities Purchased at a Premium") or acquisition premium.

     In applying the constant-yield method to a Debt Security with respect to which this election has been made, the issue price of the Debt Security will equal the electing United States Holder's adjusted basis in the Debt Security immediately after its acquisition, the issue date of the Debt Security will be the date of its acquisition by the electing United States Holder, and no payments on the Debt Security will be treated as payments of qualified stated interest. This election will generally apply only to the Debt Security with respect to which it is made and may not be revoked without the consent of the Service. If this election is made with respect to a Debt Security with amortizable bond premium, then the electing United States Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing United States Holder as of the beginning of the taxable year in which the Debt Security with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the Service.

     VARIABLE RATE DEBT SECURITIES. A "Variable Rate Debt Security" is a Debt Security that: (i) has an issue price that does not exceed the total noncontingent principal payments by more than the lesser of (1) .015 multiplied by the product of (x) the total noncontingent principal payments and (y) the number of complete years to maturity from the issue date, or (2) 15 percent of the total noncontingent principal payments; (ii) does not provide for any stated interest other than stated interest compounded or paid at least annually at (1) one or more "qualified floating rates", (2) a single fixed rate and one or more qualified floating rates, (3) a single "objective rate" or (4) a single fixed rate and a single objective rate that is a "qualified inverse floating rate;"(iii) provides that a qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate (i.e., the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than one year following that first day); and (iv) does not provide for any contingent principal payments other than as provided in clause (i) of this sentence.

     A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Debt Security is denominated or (ii) it is equal to the product of a qualified floating rate described in clause (i) and either (a) a fixed multiple that is greater than .65 but not more than 1.35, or (b) a fixed multiple greater than
 .65 but not more than 1.35, increased or decreased by a fixed rate. If a Debt Security provides for two or more qualified floating rates that (i) are within
0.25 percent of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Debt Security, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors or other similar restrictions) unless such restrictions are fixed throughout the term of the Debt Security or are not reasonably expected to significantly affect the yield on the Debt Security.

     An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single, fixed formula and that is based on objective financial or economic information, including one or more qualified floating rates or the yield or changes in the price of one or more actively traded items of personal property other than stock or debt of the issuer or a related party. A variable rate is not an objective rate, however, if it is based on information within the control of the issuer or a related party or is unique to the circumstances of the issuer or a related party such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer), or if it is reasonably expected that the average value of the rate during the first half of the Debt Security's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Debt Security's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of the qualified floating rate.

     If interest on a Debt Security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Debt Security that do not differ by more than 0.25 percent or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

     In general, if a Variable Rate Debt Security provides for stated interest at a single qualified floating rate or objective rate and the interest is unconditionally payable in cash or property at least annually, all stated interest on the Debt Security is qualified stated interest and the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, a fixed rate equal to the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Debt Security.

     If a Variable Rate Debt Security does not provide for stated interest at a single qualified floating rate or objective rate or at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Debt Security are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Debt Security (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and
(iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

     If a Variable Rate Debt Security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Debt Security is treated, for purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Debt Security as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

     The federal income tax treatment of any Debt Security that provides for payments of stated interest at a variable rate, but does not meet the foregoing requirements of a Variable Rate Debt Security, will be described in the applicable Prospectus Supplement.

     SHORT-TERM DEBT SECURITIES. In general, an individual or other cash basis United States Holder of a Debt Security with a term of one year or less (a "short-term Debt Security") is not required to accrue OID (as specially defined below for the purposes of this paragraph) for United States federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis United States Holders and certain other United States Holders, including banks, regulated investment companies, dealers in securities, common trust funds, United States Holders who hold Debt Securities as part of certain identified hedging transactions, certain pass-through entities and cash basis United States Holders who so elect, are required to accrue OID on short-term Debt Securities on either a straight-line basis or under the constant-yield method (based on daily compounding), at the election of the United States Holder.

     In the case of a United States Holder not required and not electing to include OID in income currently, any gain realized on the sale or retirement of the short-term Debt Security will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. United States Holders who are not required and do not elect to accrue OID on short-term Debt Securities will be required to defer deductions for interest on borrowings allocable to short-term Debt Securities in an amount not exceeding the deferred income until the deferred income is realized.

     For purposes of determining the amount of OID subject to these rules, all interest payments on a short-term Debt Security, including stated interest, are included in the short-term Debt Security's stated redemption price at maturity.

     FOREIGN CURRENCY DISCOUNT DEBT SECURITIES. OID for any accrual period on a Discount Debt Security that is denominated in, or determined by reference to, a foreign currency will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States Holder, as described under "Payments of Interest". Upon receipt of an amount attributable to OID (whether in connection with a payment of interest or the sale or retirement of a Debt Security), a United States Holder may recognize ordinary income or loss.

  DEBT SECURITIES PURCHASED AT A PREMIUM

     A United States Holder that purchases a Debt Security for an amount in excess of its principal amount may elect to treat such excess as "amortizable bond premium", in which case the amount required to be included in the United States Holder's income each year with respect to interest on the Debt Security will be reduced by the amount of amortizable bond premium allocable (based on the Debt Security's yield to maturity) to such year. In the case of a Debt Security that is denominated in, or determined by reference to, a foreign currency, bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of the foreign currency. At the time amortized bond premium offsets interest income, exchange gain or loss (taxable as ordinary income or loss) is realized measured by the difference between exchange rates at that time and at the time of the acquisition of the Debt Securities. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and is irrevocable without the consent of the Service. See also "Original Issue Discount -- Election to Treat All Interest as Original Issue Discount."

     Proposed regulations have been issued that, if finalized in their current form, would require that a U.S. Holder that purchases a Debt Security at a premium, and elects to amortize such premium, must amortize such premium under a constant yield method. As proposed, these rules will be applicable to debt instruments issued on or after 60 days after the regulations are published in final form. However, these proposed regulations provide that a holder may elect to apply the new rules to all Debt Securities held on or after the first day of the taxable year that contains the day which is 60 days after the regulations are published in final form. There can be no assurance that these proposed regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

  PURCHASE, SALE AND RETIREMENT OF THE DEBT SECURITIES

     A United States Holder's tax basis in a Debt Security will generally be its U.S. dollar cost (as defined below), increased by the amount of any OID or market discount included in the United States Holder's income with respect to the Debt Security and the amount, if any, of income attributable to de minimis original issue discount and de minimis market discount included in the United States Holder's income with respect to the Debt Security, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium applied to reduce interest on the Debt Security. The U.S. dollar cost of a Debt Security purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Debt Securities traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis United States Holder (or an accrual basis United States Holder that so elects), on the settlement date for the purchase.

     A United States Holder will generally recognize gain or loss on the sale or retirement of a Debt Security equal to the difference between the amount realized on the sale or retirement and its tax basis in the Debt Security. The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of such amount on (i) the date payment is received in the case of a cash basis United States Holder, (ii) the date of disposition in the case of an accrual basis United States Holder or (iii) in the case of Debt Securities traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis United States Holder (or an accrual basis United States Holder that so elects), on the settlement date for the sale. Except to the extent described above under "Original Issue Discount -- Short-Term Debt Securities" or described in the next succeeding paragraph or attributable to accrued but unpaid interest or subject to the general rules governing contingent payment obligations, gain or loss recognized on the sale or retirement of a Debt Security will be capital gain or loss and will be long-term capital gain or loss if the Debt Security was held for more than one year, or in the case of individuals, mid-term capital gain or loss if the Debt Security has been held for more than 12 months but no more than 18 months, and long-term capital gain or loss if the Debt Security has been held for more than 18 months.

     The Taxpayer Relief Act of 1997 (the "1997 Act") altered the taxation of capital gain income. Under the 1997 Act, individuals who hold certain investments, such as the Debt Securities, for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. For individuals who are subject to a maximum tax rate of 15%, the maximum long-term capital gain rate is reduced to 10%. Individuals who hold certain assets for more than 12 months but less than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments. The taxation of capital gains of corporations was not changed by the 1997 Act.

     Gain or loss recognized by a United States Holder on the sale or retirement of a Debt Security that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

  EXCHANGE OF AMOUNTS IN OTHER THAN U.S. DOLLARS

     Foreign currency received as interest on a Debt Security or on the sale or retirement of a Debt Security will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Debt Securities or upon exchange for U.S. dollars) will be ordinary income or loss.

  INDEXED DEBT SECURITIES

     The applicable Prospectus Supplement will contain a discussion of any special United States federal income tax rules with respect to Indexed Debt Securities (other than Debt Securities subject to the rules governing Variable Rate Debt Securities).

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any holder of a Debt Security who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in each case not subject to United States federal income tax on a net income basis in respect of income or gain from a Debt Security. This discussion assumes that the Debt Security or coupon is not subject to the rules of Section 871(h) (4) (A) of the Code (relating to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party). In addition, solely with respect to United States federal estate tax, the discussion assumes that the Debt Security had a maturity date, when issued, that was not less than 184 days from the date of issuance.

     Under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

     (1) payments of principal, premium (if any) and interest, including OID, by the Company or any of its paying agents to any holder of a Debt Security or coupon that is a United States Alien Holder will not be subject to United States federal withholding tax if, in the case of interest or OID, (i) the beneficial owner of the Debt Security or coupon does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the beneficial owner of the Debt Security is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) if the Debt Security is a Registered Security, either (a) the beneficial owner of the Debt Security certifies to the Company or its agent, under penalties of perjury, that it is not a United States Holder and provides its name and address or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debt Security on behalf of a beneficial owner certifies to the Company or its agent, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof and (iv) in the case of a Debt Security which is not a Registered Security, the Debt Security is offered, sold and delivered in compliance with applicable restrictions relating to issuance of debt obligations which are not in registered form and payments on the Debt Securities are made in accordance with the applicable procedures relating to the issuance of debt obligations which are not in registered form (both of which restrictions and procedures will be described in the applicable Prospectus Supplement);

     (2) a United States Alien Holder of a Debt Security or coupon will not be subject to United States federal withholding tax on any gain realized on the sale or exchange of a Debt Security or coupon; and

     (3) a Debt Security or coupon held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for purposes of the United States federal estate tax as a result of the individual's death if (a) the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (b) the income on the Debt Security would not have been effectively connected with a United States trade or business of the individual at the individual's death.

     Recently proposed Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (1)(iii) above. The Proposed Regulations also would require in the case of Debt Securities held by a foreign partnership, that (x) the certification described in clause (1) (iii) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  UNITED STATES HOLDERS

     In general, information reporting requirements will apply to payments of principal, any premium and interest on a Debt Security and the proceeds of the sale of a Debt Security before maturity within the United States to, and to the accrual of OID on a Discount Debt Security with respect to, non-corporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments and to payments of OID if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns.

  UNITED STATES ALIEN HOLDERS

     Under current law, information reporting and backup withholding will not apply to payments of principal, premium (if any) and interest (including OID) made by the Company or a paying agent to a United States Alien Holder on a Debt Security if, in the case of Debt Securities which are Registered Securities, either of the certifications described in clause (1) (iii) under "United States Alien Holders" above is received, provided that the payor does not have actual knowledge that the holder is a United States person. The Company or a paying agent, however, may report (on Internal Revenue Service Form 1042S) payments of interest (including OID) on Debt Securities that are Registered Securities. See the discussion above under "United States Alien Holders" with respect to the Proposed Regulations.

     Payments of the proceeds from the sale by a United States Alien Holder of a Debt Security made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Debt Security to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in any of the following ways: (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single institutional purchaser, (iii) through agents and (iv) a combination of any of the foregoing. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement or Prospectus Supplements with respect to the Debt Securities of a particular series will set forth the terms of the offering of such Debt Securities, including the name or names of any underwriters or agents, the public offering or purchase price and the proceeds to the Company from such sale, any discounts and commissions to be allowed or paid to the underwriters or agents, all other items constituting underwriting compensation, the discounts and commissions to be allowed or paid to dealers, if any, and the securities exchanges, if any, on which the Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series or issue of Debt Securities, the obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and each of the underwriters with respect to such Debt Securities will be obligated to purchase all of the Debt Securities of such series or issue allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If so indicated in the applicable Prospectus Supplement or Prospectus Supplements, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the applicable Prospectus Supplement or Prospectus Supplements. Each such contract will be for an amount not less than the amount specified in the applicable Prospectus Supplement or Prospectus Supplements and unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to such contracts shall not be more than the respective amounts stated in the applicable Prospectus Supplement or Prospectus Supplements. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. The applicable Prospectus Supplement will set forth the commission payable for the solicitation of such contracts.

     Under the agreements that may be entered into with the Company, the underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Each underwriter and agent participating in the distribution of any Debt Securities which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, Debt Securities in bearer form in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of Debt Securities.

                          VALIDITY OF DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. Anne M. Whittemore, a director of the Company, is a Partner in the law firm of McGuire, Woods, Battle & Boothe, L.L.P. Lawyers of such firm own an aggregate of approximately 20,000 shares of the Common Stock of the Company.

                                    EXPERTS

     The consolidated balance sheets of James River and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 29, 1996, included in James River's 1996 Annual Report on Form 10-K, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein, and incorporated by reference herein. The supplemental consolidated balance sheets of the Company as of December 29, 1996, and December 31, 1995, and the supplemental consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 29, 1996, contained in the Company's Current Report on Form 8-K dated August 13, 1997 (filed on August 27, 1997), have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements and supplemental consolidated financial statements have been incorporated herein by reference in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets of Fort Howard and subsidiaries as of December 31, 1996 and December 31, 1995, and the related consolidated statement of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 31, 1996, included in the Company's Current Report on Form 8-K dated August 13, 1997 (filed on August 25, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                            PAGE
                                                            ----
The Company..............................................    S-3
Business Initiatives.....................................    S-3
The Debt Refinancing Plan................................    S-4
Preferred Stock Conversion and Redemption................    S-5
Use of Proceeds..........................................    S-6
Capitalization...........................................    S-7
Ratios of Earnings to Fixed Charges......................    S-8
Selected Supplemental and Unaudited Pro Forma
  Consolidated Financial and Other Data..................    S-9
Description of Notes.....................................   S-12
Underwriting.............................................   S-16
Legal Matters............................................   S-17
Experts..................................................   S-17

                                   PROSPECTUS

Available Information.....................................     2
Incorporation of Certain Documents by Reference...........     2
The Company...............................................     3
Ratios of Earnings to Fixed Charges.......................     3
Use of Proceeds...........................................     4
Description of Debt Securities............................     5
Limitations on Issuance of Euro-Securities................    14
Foreign Currency Risks....................................    15
United States Taxation....................................    15
Plan of Distribution......................................    22
Validity of Debt Securities...............................    23
Experts...................................................    23


                                  $720,000,000

                                     [LOGO]


                             FORT JAMES CORPORATION

                                  $100,000,000
                          6 1/2% SENIOR NOTES DUE 2002

                                  $320,000,000
                          6 5/8% SENIOR NOTES DUE 2004

                                  $300,000,000
                          6 7/8% SENIOR NOTES DUE 2007

                         -----------------------------
                             PROSPECTUS SUPPLEMENT
                         -----------------------------

                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON BROTHERS INC


                               SEPTEMBER 24, 1997

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